Exhibit 99.1

KPMG LLP

205 5th Avenue SW

Suite 3100

Calgary AB T2P 4B9

Tel (403) 691-8000

Fax (403) 691-8008

www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

Sundial Growers Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Sundial Growers Inc. and subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of loss and comprehensive loss, changes in shareholder’s equity, and cash flows for the year ended December 31, 2019, the ten month period ended December 31, 2018 and the year ended February 28, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for the year ended December 31, 2019, the ten month period ended December 31, 2018 and the year ended February 28, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company was in breach of its debt covenants, has net current liabilities, has recurring losses and has a history of negative cash flows from operating activities. These conditions, along with other matters discussed in Note 1, raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG

LLP.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2018.

Calgary, Alberta

October 8, 2020

2

Sundial Growers Inc.

Consolidated Financial Statements

As at and for the year ended December 31, 2019,

ten months ended December 31, 2018,

and the year ended February 28, 2018

(Expressed in thousands of Canadian dollars)

Sundial Growers Inc.

Consolidated Statements of Financial Position

(Expressed in thousands of Canadian dollars)

As at	Note		December 31, 2019	December 31, 2018

Assets
Current Assets
Cash and cash equivalents			45,337	14,121
Restricted cash	13	(a)	15,827	350
Accounts receivable	7		27,638	2,738
Biological assets	8		14,309	876
Inventory	9		59,942	1,234
Prepaid expenses and deposits			9,564	2,390

			172,617	21,709
Non-current assets
Property, plant and equipment	10		281,984	88,491
Intangible assets	5,11		43,995	—
Goodwill	5		11,440	—

Total assets			510,036	110,200

Liabilities
Current liabilities
Accounts payable and accrued liabilities	12		58,110	19,324
Current portion of long-term debt	13,24		177,913	22,477
Convertible notes	15		—	25,449
Current portion of lease obligations	16		722	44
Contingent consideration	5	(a)	32,501	—
Current portion of financial obligations	17		—	2,364

			269,246	69,658
Non-current liabilities
Long-term debt	13,24		—	32,159
Lease obligations	16		16,227	170
Deferred tax liability	18		3,365	—
Financial obligation	17		—	16,121

Total liabilities			288,838	118,108

Shareholders’ equity
Share capital	19	(b)	509,654	65,133
Warrants	19	(c)	27,831	3,108
Contributed surplus	19	(d)	30,192	9,493
Convertible notes – equity component	15		—	3,232
Contingent consideration	5	(b)	2,279	—
Accumulated deficit			(360,338)	(88,874)
Accumulated other comprehensive income			6,866	—

Total shareholders’ equity			216,484	(7,908)

Non-controlling interest	5		4,714	—

Total liabilities and shareholders’ equity			510,036	110,200

Going concern (note 1)

Commitments (note 29)

Subsequent events (notes 5, 28, 30)

See accompanying notes to the consolidated financial statements.

Approved by the Board:

“Signed” Bryan Pinney	“Signed” Zachary George
Director	Director

Sundial Growers Inc.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in thousands of Canadian dollars, except per share amounts)

	Note		Year ended December 31 2019 (1) Recast	Ten months ended December 31 2018	Year ended February 28 2018
Gross revenue	21		66,927	—	—
Excise taxes			3,365	—	—

Net revenue			63,562	—	—
Cost of sales			46,721	—	—

Gross margin before fair value adjustments			16,841	—	—
Change in fair value of biological assets			30,340	(1,280)	366
Change in fair value of biological assets realized through inventory sold			(10,685)	—	—

Gross margin			36,496	(1,280)	366

General and administrative	22		38,934	8,309	3,144
Sales and marketing	22		8,068	2,380	1,274
Research & development			2,410	275	413
Pre-production expenses			—	6,457	1,249
Depreciation and amortization			595	920	411
Foreign exchange loss (gain)			939	141	—
Share-based compensation	20		38,698	7,410	4,576
Asset impairment	10		162	523	2,184

Loss from operations			(53,310)	(27,695)	(12,885)

Transaction costs	5	(a)	(8,481)	—	—
Finance costs	23		(24,216)	(1,797)	(75)
Loss on financial obligation	17		(60,308)	(27,017)	—
Gain (loss) on disposition of PP&E			8	(17)	(35)

Loss before income tax			(146,307)	(56,526)	(12,995)
Income tax recovery	5	(c),18	3,609	—	—

Net loss from continuing operations			(142,698)	(56,526)	(12,995)
Net loss from discontinued operations	30		(128,931)	—	—

Net loss			(271,629)	(56,526)	(12,995)

Gain on currency translation of foreign operations	5	(a)	6,866	—	—

Comprehensive loss			(264,763)	(56,526)	(12,995)

Net loss from continuing operations attributable to:
Sundial Growers Inc.			(142,533)	(56,526)	(12,995)
Non-controlling interest	5	(c)	(165)	—	—

			(142,698)	(56,526)	(12,995)

Net loss from discontinued operations attributable to:
Sundial Growers Inc.			(128,931)	—	—

Net loss attributable to:
Sundial Growers Inc.			(271,464)	(56,526)	(12,995)
Non-controlling interest	5	(c)	(165)	—	—

			(271,629)	(56,526)	(12,995)

Comprehensive loss attributable to:
Sundial Growers Inc.			(264,598)	(56,526)	(12,995)
Non-controlling interest	5	(c)	(165)	—	—

			(264,763)	(56,526)	(12,995)

Net loss per common share
Basic and diluted	25		$(3.17)	$(0.82)	$(0.23)

(1)	Year ended December 31, 2019 has been recast to separately present discontinued operations from continuing operations (note 30).

Segment information (note 6)

See accompanying notes to the consolidated financial statements.

Sundial Growers Inc.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of Canadian dollars)

	Note		Share capital	Warrants	Contributed surplus	Convertible notes – equity component	Contingent consideration	Accumulated deficit	Accumulated other comprehensive loss	Non- controlling interest	Total equity
Balance at February 28, 2017			15,136	—	—	—	—	(3,615)	—	—	11,521
Net loss			—	—	—	—	—	(12,995)	—	—	(12,995)
Share issuances			8,123	—	—	—	—	—	—	—	8,123
Shares issued to related parties			3,000	—	—	—	—	—	—	—	3,000
Share issuance costs			(515)	—	—	—	—	—	—	—	(515)
Share-based compensation			25	—	4,551	—	—	—	—	—	4,576

Balance at February 28, 2018			25,769	—	4,551	—	—	(16,610)	—	—	13,710
Net loss			—	—	—	—	—	(56,526)	—	—	(56,526)
Share issuances			20,452	—	—	—	—	—	—	—	20,452
Shares issued to related parties			16,474	—	—	—	—	—	—	—	16,474
Share issuance costs			(310)	—	—	—	—	—	—	—	(310)
Share repurchase			(827)	—	—	—	—	(15,738)	—	—	(16,565)
Fair value allocated to warrants			(3,108)	3,108	—	—	—	—	—	—	—
Warrants exercised			2,182	—	—	—	—	—	—	—	2,182
Share-based compensation			521	—	6,889	—	—	—	—	—	7,410
Employee warrants exercised			3,980	—	(1,947)	—	—	—	—	—	2,033
Equity component of convertible notes			—	—	—	3,232	—	—	—	—	3,232

Balance at December 31, 2018			65,133	3,108	9,493	3,232	—	(88,874)	—	—	(7,908)
Net loss			—	—	—	—	—	(271,464)	—	(165)	(271,629)
Other comprehensive income (1)			—	—	—	—	—	—	6,866	—	6,866
Share issuances	19	(b)	198,378	—	—	—	—	—	—	—	198,378
Shares issued to related parties	17,19	(b)	63,460	5,833	—	—	—	—	—	—	69,293
Share issuance costs	19	(b)	(12,770)	—	—	—	—	—	—	—	(12,770)
Business acquisitions	5		39,849	—	—	—	2,279	—	—	4,879	47,007
Convertible debt - conversions	14,15		113,526	6,731	—	(3,232)	—	—	—	—	117,025
Warrants reclassified from liability	19	(c)	—	16,091	—	—	—	—	—	—	16,091
Warrants exercised	19	(c)	21,882	(3,932)	—	—	—	—	—	—	17,950
Share-based compensation	20		2,515	—	37,009	—	—	—	—	—	39,524
Employee warrants exercised	20		17,681	—	(16,310)	—	—	—	—	—	1,371

Balance at December 31, 2019			509,654	27,831	30,192	—	2,279	(360,338)	6,866	4,714	221,198

(1)	Other comprehensive income is attributable to discontinued operations (note 30)

See accompanying notes to the consolidated financial statements.

Sundial Growers Inc.

Consolidated Statement of Cash Flows

(Expressed in thousands of Canadian dollars)

	Note		Year ended December 31 2019 (1) Recast	Ten months ended December 31 2018	Year ended February 28 2018
Cash provided by (used in):
Operating activities
Net loss from continuing operations			(142,698)	(56,526)	(12,995)
Items not involving cash:
Income tax recovery			(3,609)	—	—
Change in fair value of biological assets			(30,340)	1,280	(366)
Share-based compensation	20		38,698	7,410	4,576
Depreciation and amortization	10,11		6,296	920	411
Loss (gain) on disposition of PP&E			(8)	17	35
Transaction costs			1,279	—	—
Finance costs	23		11,070	917	—
Loss on financial obligation			60,308	18,485	—
Unrealized foreign exchange (gain) loss			671	—	—
Asset impairment			162	523	2,184
Change in non-cash working capital	24		(41,626)	1,217	910

Net cash used in operating activities from continuing operations			(99,797)	(25,757)	(5,245)
Net cash used in operating activities from discontinued operations	30		(12,939)	—	—

Net cash used in operating activities			(112,736)	(25,757)	(5,245)

Investing activities
Additions to property, plant and equipment	10		(110,271)	(76,321)	(7,588)
Proceeds from disposal of PP&E			51	—	30
Acquisition of Bridge Farm	5	(a)	(77,023)	—	—
Change in non-cash working capital	24		1,659	10,282	(2,121)

Net cash used in investing activities from continuing operations			(185,584)	(66,039)	(9,679)
Net cash from investing activities from discontinued operations	30		(27,560)	—	—

Net cash used in investing activities			(213,144)	(66,039)	(9,679)

Financing activities
Proceeds from Syndicated Credit Agreement, net of costs	13	(a)	82,687	—	—
(Repayment) proceeds of Credit Facilities	13	(b)	(32,871)	32,159	—
Proceeds from Term Debt Facility, net of costs	13	(c)	105,539	—	—
(Repayment) proceeds of other debt instruments	13	(d)-(g)	(56,173)	8,546	7,000
Proceeds from convertible notes, net of costs	14		90,373	27,764	—
Payments on lease obligations			(292)	(34)	(109)
Proceeds from issuance of shares, net of costs	19	(b)	177,202	36,616	9,569
Proceeds from exercise of warrants	19	(c)	17,950	2,182	—
Proceeds from exercise of employee warrants	20		1,371	2,033	—
Settlement of convertible notes	15		(4,190)	—	—
Settlement of financial obligation	17		(9,500)	—	—
Restricted cash	13	(a)	(15,477)	—	—
Repurchase of shares			—	(9,634)	—
Change in non-cash working capital	24		2,147	(1,393)	2,426

Net cash provided by financing activities from continuing operations			358,766	98,239	18,886
Net cash provided by financing activities from discontinued operations	30		(499)	—	—

Net cash provided by financing activities			358,267	98,239	18,886

Impact of foreign currency translation			(1,171)	—	—

Change in cash and cash equivalents			31,216	6,443	3,962
Cash and cash equivalents, beginning of year			14,121	7,678	3,716

Cash and cash equivalents, end of period			45,337	14,121	7,678

(1)	Year ended December 31, 2019 has been recast to separately present discontinued operations from continuing operations (note 30).

See accompanying notes to the consolidated financial statements.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

1.	Description of business

Sundial Growers Inc. (“Sundial” or the “Company”) was incorporated under the Business Corporations Act (Alberta) on August 19, 2006.

The Company’s head office is located at 300, 919 11th Avenue SW, Calgary, Alberta, Canada.

The principal activities of the Company are the production, distribution and sale of cannabis in Canada and the production, distribution and sale of ornamental flowers and herbs in the United Kingdom. On June 5, 2020, the Company disposed of Bridge Farm and the Bridge Farm results are presented herein as discontinued operations (note 30). The production, distribution and sale of cannabis was regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) in Canada, up to and including October 16, 2018. On October 17, 2018, the ACMPR was superseded by the Cannabis Act which regulates the production, distribution, and possession of cannabis for both medical and adult recreational access in Canada.

On August 1, 2019, the Company’s common shares began trading on the Nasdaq Global Select Market (“Nasdaq”) under the ticker symbol “SNDL”.

Sundial does not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352.

Going concern assumption

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company is an early-stage company, has accumulated significant losses and was not in compliance with its loan covenants (note 10a) as at December 31, 2019 and March 31, 2020. Furthermore, the Company and certain of its subsidiaries have a limited operating history and a history of negative cash flows from operating activities.

The Company has a Producer’s License at each of its two Canadian facilities, a license to sell live plants to other licensed producers and its standard processing and sales license from Health Canada. The Company has maintained compliance with all Health Canada’s requirements under these licenses.

The ability of the Company to continue as a going concern depends on Health Canada maintaining such licenses, the continued support of its lenders, its ability to achieve profitable operations and its ability to raise additional financing to fund current and future operating and investing activities. There is no assurance that the Company will be able to accomplish any of the foregoing objectives.

During the year ended December 31, 2019, the Company sourced the capital and liquidity to advance its strategic growth initiatives by way of the capital transactions described in notes 13, 14 and 19. At December 31, 2019, the Company was not in compliance with the interest coverage ratio covenant under its Syndicated Credit Agreement. As a result, as at December 31, 2019, the full principal amount of the Syndicated Credit Agreement and the full principal amount of the Term Debt Facility were classified as current liabilities on the Company’s statement of financial position.

On May 14, 2020, the Company obtained a waiver under the Syndicated Credit Agreement for the December 31, 2019 interest coverage ratio covenant breach.

On June 5, 2020, the Company entered into an amended and restated credit agreement (note 10a), executed a refinancing transaction under its Term Debt Facility (note 10b), executed an intercreditor agreement and closed the sale of Bridge Farm (note 3). The amended and restated credit agreement includes a waiver for the Company’s March 31, 2020 covenant non-compliance, elimination of financial covenants other than a minimum cash balance covenant of $2.5 million until December 31, 2020 or later and a covenant requiring the Company to raise capital of US$10 million by December 1, 2020. Additionally, principal repayments of $2.1 million per quarter were rescheduled to commence on September 30, 2020.

Additionally, based on the Company’s most recent financial projections, management is forecasting that the Company will be in violation of the Syndicated Credit Agreement senior funded debt to EBITDA covenant at December 31, 2020. The Company plans to access the capital markets to raise additional liquidity. The Company has filed registrations statements for a base shelf prospectus allowing it to issue common shares in an amount up to US$100 million at its discretion, and to establish an at-the-market equity program covering common share issuances of up to US$50 million. There can be no guarantee that the Company will be able to raise additional capital on terms acceptable to it or at all. Any delay or failure to complete any additional financing would have a significant negative impact on the Company’s business, results of operations and financial condition, and the Company may be forced to curtail or cease operations or seek relief under the applicable bankruptcy or insolvency laws.

These events, combined with the accumulated losses to date, indicate the existence of a material uncertainty that casts substantial doubt on the Company’s ability to continue as a going concern. These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

After giving consideration to current initiatives, the use of the going concern assumption is considered appropriate and the Company’s consolidated financial statements have been prepared on a going concern basis.

2.	Basis of presentation

a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) in effect as of December 31, 2019, except as described in note 3.

During 2018, the Company changed its fiscal year end from February 28 to December 31 and accordingly a ten-month period ended December 31, 2018 is presented in these consolidated financial statements. The change in fiscal year was made to better align the Company’s reporting calendar with other publicly listed companies.

These consolidated financial statements have been prepared on a going concern basis (note 1), based on Management’s assessment that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

These financial statements have been recast to separately present discontinued operations from continuing operations (note 30).

Certain prior period amounts have been reclassified to conform to current year presentation. Specifically, the loss on financial obligation was included in finance costs in the prior year but has been disclosed as its own line item on the statement of comprehensive loss.

These consolidated financial statements were approved and authorized for issue by the Board of Directors (“Board”) on October 8, 2020.

b)	Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis, except for biological assets and related inventory and certain financial instruments which are measured at fair value with changes in fair value recorded in earnings.

c)	Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the functional and presentation currency of the Company and its Canadian based subsidiaries. Subsidiaries incorporated in the jurisdiction of England and Wales use the Great Britain Pound as its functional currency. Sundial Deutschland GmbH and Sundial Portugal, Unipessoal LDA use the European Euro as their functional currency. Transactions in currencies other than the functional currency are translated at the rate prevailing at the date of transaction. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rate prevailing at each reporting date. Income and expense amounts are translated at the dates of the transactions.

In preparing the Company’s consolidated financial statements, the financial statements of foreign subsidiaries are translated into Canadian dollars, the functional currency of the Company. The assets and liabilities of foreign subsidiaries that do not have a functional currency of Canadian dollars, are translated into Canadian dollars using exchange rates at the reporting date. Revenues and expenses of foreign operations are translated into Canadian dollars using foreign exchange rates that approximate those on the date of the underlying transactions. Foreign exchange differences from the translation of foreign subsidiaries into Canadian dollars are recognized in Other Comprehensive Income.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

d)	Basis of consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities. The financial statements of subsidiaries are included in these consolidated financial statements from the date that control commences until the date that control ceases.

Subsidiaries	Jurisdiction of incorporation	Percentage ownership
Sprout Technologies Inc.	Alberta, Canada	100%
KamCan Products Inc.	British Columbia, Canada	100%
2011296 Alberta Inc.	Alberta, Canada	100%
Sundial Deutschland GmbH	Germany	100%
Sundial Portugal, Unipessoal LDA	Portugal	100%
Pathway Rx Inc.	Alberta, Canada	50%
2082033 Alberta Ltd.	Alberta, Canada	100%
SGI Managing Partner Inc.	Alberta, Canada	100%
SGI Partnership	Alberta, Canada	99.99%
Sundial UK Limited (1)	England and Wales	100%
Project Seed Topco (1)	England and Wales	100%
Project Seed Bidco (1)	England and Wales	100%
Bridge Farm Nurseries Limited (1)	England and Wales	100%
Neame Lea Nursery Limited (1)	England and Wales	100%
Neame Lea Marketing Limited (1)	England and Wales	100%
Neame Lea Fresh Limited (1)	England and Wales	100%
Zyon UK Flowers and Plants Limited (1)	England and Wales	100%

(1)	Discontinued operations (note 30)

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks and other short-term liquid investments with maturities of less than 90 days.

Restricted cash and cash equivalents

Restricted cash is recorded as current assets representing the minimum balance required in accordance with the Syndicated Credit Agreement for interest coverage and funds held in trust by the Town of Olds, Alberta in accordance with municipal regulations related to the granting of a building permit.

Biological assets

The Company’s biological assets consist of cannabis plants and ornamental flowers. The Company capitalizes all direct and indirect costs related to the biological transformation of the biological assets between the point of initial recognition and the point of harvest, including labour related costs, grow consumables, materials, utilities, facilities costs, depreciation and quality and testing costs. Biological assets are then recorded at fair value and consist of cannabis plants in various stages of vegetation, including cannabis clones which have not been harvested. Net unrealized changes in fair value of biological assets less cost to sell during the period are included in the results of operations for the related period. Biological assets are valued in accordance with IAS 41 and are presented at their fair values less costs to sell up to the point of harvest. The fair values are determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts the amount for the expected selling price less costs to sell per gram. The fair value measurements for biological assets have been categorized as Level 3 fair values based on the inputs to the valuation technique used. Our method of accounting for biological assets attributes value accretion on a straight-line basis throughout the life of the biological asset from initial cloning to the point of harvest. The estimated expected harvest yield is based on assumptions of the estimated yield per plant and the weighted average number of growing weeks completed as a percentage of total expected growing weeks as at year end. These estimates are subject to volatility in market prices and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods. Differences from the anticipated yield will be reflected in the net change in fair value of biological assets in future periods.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

Inventory

Inventories of harvested cannabis are valued at the lower of cost and net realizable value. Inventories of harvested cannabis are transferred from biological assets at their fair value less cost to sell up to the point of harvest, which becomes the initial deemed cost. All subsequent direct and indirect post-harvest costs are capitalized to inventory as incurred, including labor related costs, consumables, materials, packaging supplies, utilities, facilities costs, as well as quality and testing costs. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Inventories for resale and cannabis supplies and consumables are initially valued at cost and subsequently at the lower of cost and net realizable value.

The valuation of biological assets at the point of harvest is used as the measurement basis for all cannabis-based inventory and, thus, any critical estimates and judgements related to the valuation of biological assets are also applicable to inventory. The valuation of work-in-progress and finished goods also requires the estimate of conversion costs incurred, which become part of the carrying amount of the inventory. We must also determine if the cost of any inventory exceeds its net realizable value, such as cases where prices have decreased, or inventory has spoiled or has otherwise been damaged.

Property, plant, and equipment

Property, plant and equipment are carried at cost less accumulated depreciation, less any recognized impairment losses. The cost of additions, betterments, renewals, and interest during construction is capitalized. Each part of an component of property, plant and equipment with a cost that is significant in relation to the total cost of the component is depreciated separately. When the cost of replacing a portion of a component of property and equipment is capitalized, the carrying amount of the replaced component is derecognized.

Depreciation of construction in progress assets commences when the assets are ready for their intended use or when a Health Canada producer’s license is granted. The assets’ residual values and useful lives are reviewed, and adjusted as appropriate, at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by adjusting the depreciation period or method, as appropriate, and are treated as changes in accounting estimates.

Any gain or loss arising on the disposal or retirement of a component of property and equipment is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognized in the consolidated statements of loss and comprehensive loss.

Property, plant and equipment are depreciated as they become available for use. Buildings are not depreciated until a producer’s license is obtained. For assets available for use, depreciation is computed using the straight-line method over the estimated useful life of the assets, as described below:

Land	n/a
Production facilities	20 years
Equipment	2 to 10 years
Right-of-use assets	Lease term
Construction in progress	n/a

Intangible assets

Intangible assets are recorded at cost less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Amortization of definite life intangibles is provided on a straight-line basis over their estimated useful lives, once the intangible asset is available for use, as described below. If the intangible asset is not yet available for use it will be tested for impairment on an annual basis in accordance with IAS 38.

The Company’s intangible assets are comprised of the following:

•

Intellectual property purchased from Sun 8 Holdings Inc. consisting of world-wide proprietary rights to certain cannabis brands, including patents, copyrights and trademarks with a useful life of 15 years.

•	Intellectual property acquired through the acquisition of Pathway RX Inc. consisting of proprietary rights to certain technology, copyrights and trademarks with a useful life of 20 years.

•	Intellectual property acquired through the acquisition of Bridge Farm consisting of customer relationships and brands with useful lives of 3 to 20 years.

Impairment of assets

Management assesses and continually monitors internal and external indicators of impairment relating to our assets. The assessment of indicators of impairment takes into account various factors including the likelihood of obtaining future licenses from Health Canada, the demand for cannabis for medical and adult-use purposes, the price of cannabis, and changes in market discount rates.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

(i)	Financial assets

We apply an expected credit loss, or ECL, model to all debt financial assets not held at fair value through profit and loss, or “FVTPL”, where credit losses that are expected to transpire in futures years are provided for, irrespective of whether a loss event has occurred or not as at the statement of financial position date. For trade receivables, we have applied the simplified approach under IFRS 9 and have calculated ECLs based on lifetime expected credit losses, taking into consideration historical credit loss experience and financial factors specific to the debtors and general economic conditions. ECL’s are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of the difference between the cash flows due in accordance with the contract and the cash flow we expect to receive. ECL’s are discounted at the effective interest rate of the financial asset.

(ii)	Non-financial assets

The carrying amounts of our property, plant and equipment and intangible assets are assessed for impairment indicators at each reporting period end to determine whether there is an indication that such assets have experienced impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s or group of assets estimated fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable independent cash inflows (a cash generating unit, or CGU).

Where an impairment loss is subsequently determined to have reversed, the carrying amount of the asset (or CGU) is adjusted to the revised estimate of its recoverable amount but limited to the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) previously. A reversal of an impairment loss is recognized immediately in the statements of comprehensive loss.

Financial instruments

The Company classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instruments:

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. A financial asset or liability is measured initially at fair value plus, for an item not measured at FVTPL, transaction costs that are directly attributable to its acquisition or issuance.

(i)	Financial assets

At initial recognition, a financial asset is classified and measured at: amortized cost, FVTPL or Fair Value Through Other Comprehensive Income depending on the business model and contractual cash flows of the instrument.

Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. A substantial modification to the terms of an existing financial asset results in the derecognition of the financial asset and the recognition of a new financial asset at fair value. In the event that the modification to the terms of an existing financial asset do not result in a substantial difference in the contractual cash flows the gross carrying amount of the financial asset is recalculated and the difference resulting from the adjustment in the gross carrying amount is recognized in earnings or loss.

The Company’s cash and cash equivalents, restricted cash and accounts receivable are measured at amortized cost. The Company has no financial assets measured at FVTPL or Fair Value Through Other Comprehensive Income.

(ii)	Financial liabilities

Financial liabilities are initially measured at amortized cost or FVTPL. Accounts payable and accrued liabilities are initially recognized at the amount required to be paid less any required discount to reduce the payables to fair value. Long-term debt is recognized initially at fair value, net of any transaction costs incurred, and subsequently at amortized cost using the effective interest method.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

Financial liabilities are derecognized when the liability is extinguished. A substantial modification of the terms of an existing financial liability is recorded as an extinguishment of the original financial liability and the recognition of a new financial liability. The difference between the carrying amount of a financial liability extinguished and the consideration paid is recognized in earnings or loss. Where a financial liability is modified in a way that does not constitute an extinguishment, the modified cash flows are discounted at the liability’s original effective interest rate. Transaction costs paid to third parties in a modification are amortized over the remaining term of the modified debt.

The Company’s accounts payable and accrued liabilities and long-term debt are measured at amortized cost. The Company’s convertible notes were designated as FVTPL upon initial recognition as the notes contained multiple embedded derivatives. The Company’s contingent consideration is designated as FVTPL.

Non-monetary transactions

All non-monetary transactions are measured at the fair value of the asset surrendered or the asset received, whichever is more reliable, unless the transaction lacks commercial substance, or the fair value cannot be reliably established. The lack of commercial substance requirement is met when the future cash flows are expected to change significantly as a result of the transaction. When the fair value of a non-monetary transaction cannot be reliably measured, it is recorded at the carrying amount (after reduction, when appropriate, for impairment) of the asset given up, adjusted by the fair value of any monetary consideration received or given. When the asset received or the consideration given consists of shares in an actively traded market, the value of those shares will be considered fair value.

Repurchase of common shares

The repurchase of common shares are recorded at the value of the consideration given. All common shares repurchased are cancelled. Any excess of the purchase price over the carrying amount will be charged to accumulated deficit as share repurchase premiums.

Compound financial instruments

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability which does not have an equity conversion option. The equity component is recognized initially as the difference between the fair value of the compound financial instrument taken as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition.

Interest and losses and gains relating to the financial liability are recognized in the consolidated statements of loss and comprehensive loss. On conversion, the financial liability is reclassified to equity; no gain or loss is recognized on conversion.

Convertible notes are compound financial instruments which are accounted for separately by their components: a financial liability and an equity instrument. The financial liability, which represents the obligation to pay coupon interest on the convertible notes in the future, is initially measured at its fair value and subsequently measured at amortized cost. The residual amount is accounted for as an equity instrument at issuance.

The identification of the components of convertible notes is based on interpretations of the substance of the contractual arrangement and therefore requires judgement from management. The determination of the fair value of the liability is also based on various assumptions, including contractual future cash flows, discount rates and the presence of any derivative financial instruments.

Revenue

Under IFRS 15, to determine the amount and timing of revenue to be recognized, we follow a five-step model:

1.	Identifying the contract with a customer

2.	Identifying the performance obligations

3.	Determining the transaction price

4.	Allocating the transaction price to the performance obligations

5.	Recognizing revenue when/as performance obligations are satisfied

Gross revenue from the direct sale of cannabis for a fixed price is recognized when we transfer control of the goods to the customer. The transfer of control is specific to each contract and can range from the point of delivery to a specified length of time for the customer to accept the goods. Gross revenue from the sale of ornamental flowers and herbs is recognized when we transfer control of the goods to the customer, which is at the point of delivery.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

For contracts that permit the customer to return goods, revenue is recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Therefore, the amount of revenue recognized is adjusted for expected returns, which are estimated based on historical data and management’s expectation of future returns. In these circumstances, a refund liability and a right to recover returned goods asset are recognized. The right to recover returned goods asset is measured at the former carrying amount of the inventory less any expected costs to recover goods. The refund liability is included in accounts payable and accrued liabilities and the right to recover returned goods is included in inventory. The Company reviews its estimate of expected returns at each reporting date and updates the amounts of the asset and liability accordingly.

Gross revenue earned in Canada includes excise taxes, which we pay as principal, but excludes duties and taxes collected on behalf of third parties. Net revenue is gross revenue less excise taxes. Gross revenue is recognized to the extent that it is highly probable that a significant reversal will not occur. Therefore, gross revenue is stated net of expected price discounts, allowances for customer returns and certain promotional activities and similar items. Generally, payment of the transaction price is due within credit terms that are consistent with industry practices, with no element of financing.

Research and development

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes a development project meets the generally accepted criteria for deferral and amortization of IAS 38 “Intangible Assets”. Research and development costs comprise consulting fees and license acquisition fees. No development costs have been capitalized as at December 31, 2019 or December 31, 2018.

Share-based compensation

The fair value of share-based compensation expenses is estimated using the Black-Scholes pricing model and relies on a number of estimates, such as the expected life of the warrant, the volatility of the underlying share price, the risk-free rate of return and the estimated rate of forfeiture of warrants granted. Share-based compensation expense includes the expense for the issue of simple and performance warrants to employees, directors, and others at the discretion of our board of directors. Given the absence of an active trading market for the Company’s common shares prior to its initial public offering, determining the fair value of the Company’s common shares required our board of directors to make complex and subjective judgments. Our board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of the Company’s common shares as of the date of each grant. For periods prior to January 1, 2019, the fair value of share-based compensation expense was primarily estimated using the value of the equity or convertible security issued to third parties for cash within a reasonable period of time of the grant to the employee. Subsequent to January 1, 2019, the fair value of share-based compensation expenses was estimated using the value of the equity or convertible security issued to third parties for cash within a reasonable period of time of the grant to the employee, as well as, other factors, including: the Company’s stage of development; the impact of significant corporate events, operational changes or milestones; material risks related to the business; the Company’s financial condition and operating results, including its revenue, history of net losses and levels of available capital resources; equity market conditions affecting comparable public companies; general U.S. market conditions; the likelihood and potential timing of achieving a liquidity event or completing an offering of common shares, such as an initial public offering; and the instruments involved illiquid securities of a private company. Subsequent to the Company’s IPO on August 6, 2019, the fair value of the Company’s shares is based on public trading data. In determining the amount of share-based compensation expense, the Company utilized the Black-Scholes pricing model and relies on a number of estimates, such as the expected life of the warrant, the volatility of the underlying share price, the risk-free rate of return and the estimated rate of forfeiture of warrants granted.

Income taxes

Income taxes are recognized in the consolidated statements of loss and comprehensive loss, except to the extent that they relate to items recognized directly in equity, in which case the tax is recognized in equity.

Current taxes are generally the expected income tax payable on taxable income for the reporting period, calculated using rates enacted or substantively enacted at the consolidated statements of financial position dates, and includes any adjustment to income tax payable or recoverable in respect of previous periods.

Uncertain income tax positions are accounted for using the standards applicable to current income tax assets and liabilities. Liabilities and assets are recorded to the extent they are deemed to be probable.

Deferred tax is recognized using the asset and liability method, based on temporary differences between financial statement carrying amounts of assets and liabilities, and their respective income tax bases. Deferred tax is determined using tax rates that have been enacted or substantively enacted by the consolidated statements of financial position date and are expected to apply when the related deferred tax asset is realized, or the deferred tax liability is settled. Deferred tax is not accounted for where it arises from initial recognition of an asset or liability in a transaction other than a business combination which, at the time of the transaction, affects neither accounting nor taxable income (loss). The amount of deferred tax recognized is based on the expected manner and timing of realization or settlement of the carrying amount of assets and liabilities. Deferred tax assets are recognized only to the extent that it is probable that future taxable income will be available for which the temporary differences can be utilized. Deferred tax assets are reviewed at each consolidated statements of financial position date and adjusted to the extent that it is no longer probable that the related tax benefit will be realized.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

Current tax assets and liabilities are offset when the Company has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Business combinations

Business combinations are accounted for using the acquisition method of accounting when the acquired assets meet the definition of a business. The acquired identifiable assets and liabilities and contingent liabilities assumed in a business combination are measured at their fair values at the acquisition date. The cost of an acquisition is measured as cash paid and the fair value of assets given, equity instruments issued and liabilities incurred or assumed at the acquisition date. Any excess of the cost of acquisition over the fair value of the identifiable assets, liabilities and contingent liabilities acquired is recorded as goodwill. If the cost of the acquisition is less than the fair value of the net assets acquired, the difference is recognized immediately in net income. Transactions costs associated with business combinations are expensed as incurred.

Goodwill

The Company records goodwill relating to a business combination when the purchase price exceeds the fair value of the net identifiable assets and liabilities of the acquired business. The goodwill balance is assessed for impairment annually or when facts and circumstances indicate that it is impaired. Goodwill is tested for impairment at a CGU level by comparing the carrying amount to the recoverable amount, which is determined as the greater of fair value less costs of disposal and value in use. Any excess of the carrying amount over the recoverable amount is the impaired amount. The recoverable amount estimates are categorized as Level 3 according to the fair value hierarchy. Impairment charges are recognized in net income. Goodwill is reported at cost less any accumulated impairment. Goodwill impairments are not reversed.

Non-controlling interests

The Company recognizes non-controlling interests in an acquired entity either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets, determined on an acquisition-by-acquisition basis.

New accounting standards

The Company has adopted the following standards effective January 1, 2019:

(a)	IFRS 16, Leases

On January 1, 2019, the Company adopted IFRS 16, “Leases” using the modified retrospective approach which replaces IAS 17 Leases, which came into effect for annual periods beginning on or after January 1, 2019. The modified retrospective approach does not require restatement of comparative financial information as it recognizes the cumulative effect on transition as an adjustment to opening retained earnings and applies the standard prospectively. Comparative information in the Company’s consolidated statements of financial position, consolidated statements of loss and comprehensive loss, consolidated statements of changes in equity, and consolidated statements of cash flows has not been restated.

Under the new standard, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset and a lease obligation at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses and adjusted for certain remeasurements of the lease obligation. Depreciation is recognized on the lease asset over the shorter of the estimated useful life of the asset or the lease term. The lease obligation is initially measured at the present value of the lease payments that have not been paid at the commencement date, discounted at the rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The lease obligation is subsequently increased by the interest cost on the lease obligation and decreased by lease payments made. Lease payments are allocated between the liability and interest expense. Interest expense is recognized on the lease obligation using the effective interest rate method and payments are applied against the lease obligation.

The carrying amounts of the right-of-use assets, lease obligations, and the resulting interest and depreciation expense are based on the implicit interest rate within the lease arrangement or, if this information is unavailable, the incremental borrowing rate. Incremental borrowing rates are based on judgments including economic environment, term, and the underlying risk inherent to the asset.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

Impacts on Transition

The lease assets were initially recognized at an amount equal to the discounted lease payments using an incremental borrowing rate of 5.95%.

The adoption of IFRS 16 using the modified retrospective approach allowed the Company to use the following practical expedients in determining the opening transition adjustment:

•	The weighted average incremental borrowing rate in effect at January 1, 2019 was used as opposed to the rate in effect at inception of the lease;

•	Leases with a term of less than 12 months as at January 1, 2019 were accounted for as short-term leases;

•	Leases with an underlying asset of low value are recorded as an expense and not recognized as a lease asset; and

•	Leases with similar characteristics were accounted for as a portfolio using a single discount rate.

The cumulative effect of initial application of the standard was to recognize a $1.3 million increase to right-of-use assets (“Lease assets”), and a $1.3 million increase to lease obligations. The impact on transition is summarized below:

January 1, 2019
Lease assets	1,333
Lease obligations	1,333

On transition to IFRS 16, a reconciliation of the lease assets and lease obligations recognized by the Company is as follows:

Lease assets	January 1, 2019
Net book value of lease assets recognized at December 31, 2018	227

Discounted using the implicit rate at January 1, 2019	212
Add: Lease assets recognized at January 1, 2019	1,121

Lease assets recognized at January 1, 2019	1,333

Lease obligations	January 1, 2019
Operating lease commitment at December 31, 2018	1,144

Discounted using the implicit rate at January 1, 2019	1,121
Add: Finance lease liabilities recognized at January 1, 2019	212

Lease obligations recognized at January 1, 2019	1,333

(b)	Amendments to definition of a business under IFRS 3

In October 2018, the International Accounting Standards Board (IASB) issued amendments to the definition of a business in IFRS 3 Business Combinations. These amendments are intended to assist entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition.

IFRS 3 continues to adopt a market participant’s perspective to determine whether an acquired set of activities and assets is a business. The amendments include the following:

•	Clarify the minimum requirements for a business;

•	Remove the assessment of whether market participants are capable of replacing any missing elements;

•	Add guidance to help entities assess whether an acquired process is substantive;

•	Narrow the definition of a business and of outputs; and

•	Introduce an optional fair value concentration test.

The IASB also added examples to illustrate the application of the guidance in IFRS on the definition of a business. The amendments to IFRS 3 are effective for annual reporting periods beginning on or after January 1, 2020 with early adoption permitted.

4.	Significant accounting estimates, assumptions and judgements

The preparation of these consolidated financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

Judgement is used mainly in determining whether a balance or transaction should be recognized in the consolidated financial statements. Estimates and assumptions are mostly used in determining the measurement of recognized transactions and balances. However, judgements and estimates are often interrelated.

Judgements, estimates and assumptions are continually evaluated and are based on factors including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in future periods affected.

Judgements, assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment include the following:

Impairments

CGU’s are defined as the lowest grouping on integrated assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The classification of assets into CGU’s requires significant judgement and interpretations with respect to the integration between assets, the existence of active markets, external users, shared infrastructures and the way in which management monitors the Company’s operations.

The recoverable amounts of CGU’s and individual assets have been determined as the higher of the CGU’s or the asset’s fair value less costs of disposal and its value in use. These calculations require the use of estimates and assumptions and are subject to changes as new information becomes available including information on the likelihood of obtaining future licenses from Health Canada, demand for cannabis for recreational and medical purposes, future selling prices, expected sales volumes, discount rates and future development and operating costs. Changes in assumptions used in determining the recoverable amount could affect the carrying value of the related assets and CGU’s.

Biological assets and inventory

Biological assets, comprising cannabis plants, agricultural product consisting of cannabis and ornamental flowers, are measured at fair value less costs to sell up to the point of harvest.

Determination of the fair values of the biological assets and the agricultural product requires the Company to make assumptions about how market participants assign fair values to these assets. These assumptions primarily relate to the level of effort required to bring the cannabis up to the point of harvest, costs to convert the harvested cannabis to finished goods, sales price, risk of loss, expected future yields from the cannabis plants and estimating values during the growth cycle.

The valuation of biological assets at the point of harvest is used as the measurement basis for all cannabis-based inventory and thus any critical estimates and judgements related to the valuation of biological assets are also applicable to inventory. The valuation of work-in-progress and finished goods also requires the estimate of conversion costs incurred, which become part of the carrying amount of the inventory. The Company must also determine if the carrying value of any inventory exceeds its net realizable value, such as cases where prices have decreased, or inventory has spoiled or has otherwise been damaged.

Revenue

Government customers typically have a right of product return, and in some cases, the right to pricing adjustments for products that are subsequently discounted or sold for a lower price in another jurisdiction. Licensed Producers can, in some cases, have a right of product return or warranty period. The estimate of potential future returns and pricing adjustments includes the use of estimates and assumptions and are subject to change as new information becomes available.

Deferred tax assets

Deferred tax assets, including those arising from tax loss carry-forwards, require management to assess the likelihood that the Company will generate sufficient taxable earnings in future periods in order to utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be affected.

Share-based compensation

The fair value of share-based compensation expenses is estimated using the Black-Scholes pricing model and relies on a number of estimates, such as the expected life of the warrant, the volatility of the underlying share price, the risk-free rate of return and the estimated rate of forfeiture of warrants granted.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

Convertible instruments

Convertible notes are compound financial instruments which are accounted for separately by their components: a financial liability and an equity instrument. The financial liability, which represents the obligation to pay coupon interest on the convertible notes in the future, is initially measured at its fair value and subsequently measured at amortized cost. The residual amount is accounted for as an equity instrument at issuance.

The identification of the components of convertible notes is based on interpretations of the substance of the contractual arrangement and therefore requires judgement from management. The separation of the components affects the initial recognition of the convertible debenture at issuance and the subsequent recognition of interest on the liability component. The determination of the fair value of the liability is also based on various assumptions, including contractual future cash flows, discount rates and the presence of any derivative financial instruments.

Financial obligations

The financial obligation arising pursuant to a royalty agreement, requires management to make assumptions and use judgement in determining the generation of future revenues and an appropriate discount rate.

Acquisitions

The Company assesses whether an acquisition should be accounted for as an asset acquisition or a business combination under IFRS 3. This assessment requires management to make judgements on whether the assets acquired and liabilities assumed constitute a business as defined in IFRS 3 and if the integrated set of activities, including inputs and processes acquired, is capable of being conducted and managed as a business and the Company obtains control of the business inputs and processes.

Fair value of assets acquired and liabilities assumed in a business combination

The fair value of assets acquired and liabilities assumed in a business combination, including contingent consideration and goodwill, is estimated based on information available at the date of acquisition. Various valuation techniques are applied for measuring fair value including market comparables and discounted cash flows which rely on assumptions such as future selling prices, expected sales volumes, discount rates and future development and operating costs. Changes in these variables could significantly impact the carrying value of the net assets. Specific judgement is required in the identification of intangible assets.

5.	Business acquisitions

(a)	Acquisition of Bridge Farm

On February 22, 2019, the Company, through its wholly owned subsidiary, Sundial UK Limited, signed a Sale and Purchase Agreement (“SPA”) to acquire all the issued and outstanding shares of Project Seed Topco (“Bridge Farm”) a private company located in the United Kingdom of Great Britain and Northern Ireland (“UK”). Bridge Farm was acquired to expand the Company’s business to cannabidiol (“CBD”) extraction and production, subject to certain regulatory, licensing and other restrictions, to launch CBD sales in the UK. The acquisition closed on July 2, 2019. On June 5, 2020, the Company disposed of Bridge Farm and the Bridge Farm results are presented herein as discontinued operations (note 30).

The acquisition consideration was comprised of:

(i)	Cash consideration in the amount of $77.0 million (£45.0 million);

(ii)

The issuance of 2.4 million common shares valued at $37.2 million based on the fair value of a common share of the Company on the closing date and contingent consideration of $8.4 million representing the value of incremental shares potentially issuable on the one year anniversary of the closing date; and

(iii)

Contingent consideration valued at $7.2 million representing the fair value of earn-out payments ranging from nil to a maximum of an additional 1.6 million common shares of the Company based on a prescribed formula based on future earnings.

The Company has engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed and related deferred income tax impacts.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The fair value of the assets and liabilities acquired was as follows:

	July 2, 2019	Adjustments	December 31, 2019
Cash	77,023	—	77,023
Issuance of common shares	37,248	—	37,248
Contingent consideration	15,630	361	15,991

	129,901	361	130,262

The purchase price was allocated as follows:

	July 2, 2019	Adjustments	December 31, 2019
Accounts receivable	7,403	—	7,403
Inventory	469	1	470
Biological assets	1,233	55	1,288
Property, plant and equipment	57,717	651	58,368
Intangible assets	25,636	(165)	25,471
Accounts payable	(14,293)	—	(14,293)
Long term debt	(33,618)	—	(33,618)
Lease obligations	(15,567)	388	(15,179)
Deferred income tax liability	(3,038)	(1,317)	(4,355)
Goodwill	103,959	748	104,707

	129,901	361	130,262

The Company recorded adjustments to the fair value in the fourth quarter of 2019 to reflect facts and circumstances in existence at the date of the acquisition. These adjustments primarily relate to changes in preliminary valuation assumptions, including refinement of biological assets, intangible assets and deferred income tax liability based on new information that became available that existed at the date of the acquisition. All measurement period adjustments were offset to goodwill.

On October 10, 2019, the earn-out payment terms whereby the sellers would be entitled to earn from nil to a maximum of an additional 1.6 million common shares based on a prescribed formula based on future earnings were replaced with the following terms:

(i)	Common shares of 320,000 earned upon the commissioning of the woodfired boilers at CLay Lake Phase 2 with confirmation that grant funding would be secured;

(ii)	Common shares of 320,000 earned upon completion of the Clay Lake Phase 2 facility before March 30, 2020;

(iii)	Common shares of 320,000 earned upon completing a budget for Clay Lake Phase 3;

(iv)	Common shares of 320,000 earned upon the acquisition of the minority interest in Zyon Plants and Flowers Limited;

(v)	Common shares of 320,000 earned upon the passage of 18 months from the amendment date

During the year ended December 31, 2019, the fair value of the incremental share portion of the contingent consideration was adjusted to $27.5 million and the fair value of the earn out portion was adjusted to $5.0 million. These adjustments resulted in a loss on contingent consideration of $18.6 million.

The financial statements incorporate the operations of Bridge Farm commencing July 2, 2019. During the period July 2, 2019 to December 31, 2019, the Company recorded revenues of $12.3 million and a net loss of $124.5 million relating to the operations of Bridge Farm, which includes the $100.3 million goodwill impairment noted below.

Had the acquisition closed on January 1, 2019, management estimates that for the period January 1, 2019 to July 1, 2019, revenue would have increased by an additional $23.7 million and net loss would have increased by $19.5 million, In determining these amounts, management assumes the fair values on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2019.

(b)	Bridge Farm goodwill impairment

At December 31, 2019, the Company recorded a goodwill impairment of $100.3 million based on significant delays and uncertainties in the licensing and regulatory framework in the U.K. The goodwill impairment was recognized in the Bridge Farm CBD CGU and is the full amount of goodwill that was attributable to this CGU. The Bridge Farm CBD CGU is the business line focused on developing a CBD business in the U.K. The recoverable amount of the CGU was determined to be its fair value less costs of disposal and is categorized as level 3 in the fair value hierarchy. Management has determined that because the Bridge Farm acquisition was completed within the last 12 months and that the Clay Lake assets are newly constructed, the fair value less costs of disposal would not be lower than the carrying amount of the tangible assets.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

(c)	Acquisition of Pathway Rx

On March 13, 2019, the Company acquired 50% of the issued and outstanding shares of Pathway RX Inc. (“Pathway”), which was a private company.

Pathway was acquired to develop cannabis-based pharmaceutical drugs to treat symptoms associated with a wide range of medical conditions.

The purchase price was as follows:

Issuance of common shares	2,601
Contingent consideration (i)	2,279

4,880

(vi)

Contingent consideration valued at $2.3 million representing the granting of up to 280,000 warrants to purchase common shares of the Company at an exercise price of $1.81 per share, subject to the achievement of certain milestone gross revenue derived from the Pathway Royalty Activities, which has been presented on the consolidated statement of financial position as contingent consideration in the form of equity.

The purchase price was allocated as follows:

	March 13, 2019	Adjustments	December 31, 2019
Intangible assets	13,368	184	13,552
Accounts payable and accrued liabilities	—	(184)	(184)
Deferred tax liability	(3,609)	—	(3,609)
Non-controlling interest (50%)	(4,879)	—	(4,879)

	4,880	—	4,880

The shares in Pathway were acquired by issuance of 296,800 common shares of the Company at a price of $8.76 per common share to the acquired company’s existing shareholders. In conjunction with the acquisition, the Company entered into a license agreement that provides for use of Pathway’s intellectual property in exchange for:

(i)

A royalty of 3% of gross revenues derived from activities which use the intellectual property that is the subject matter of the license agreement (“Pathway Royalty Activities”), which royalty percentage is increased to 5% of gross revenues derived from Pathway Royalty Activities upon the achievement of certain gross revenue milestones in one calendar year;

(ii)	50% of net revenues received from the Company from the sale of certain of the licensed products or the use of certain licensed intellectual property; and

(iii)	A fixed payment of $1.4 million, payable in quarterly installments of $87,500 over the first four years of the term of the agreement.

Pathway consisted solely of intellectual property comprising the identifiable net assets of the entity. The non-controlling interest recognized at the acquisition date was recorded at their proportionate 50% share of the fair value of the identifiable net assets. Net loss attributable to the non-controlling interest for the year ended December 31, 2019 was $165.0 thousand.

Subsequent to recording the purchase price allocation, the deferred tax liability was adjusted to nil with the offsetting adjustment to income tax recovery on the basis that both the Company and the acquired private company are subject to income tax under the same taxation authority.

The Company recorded adjustments to the preliminary fair value to reflect facts and circumstances in existence as of the date of acquisition. These adjustments primarily related to accounts payable and accrued liabilities based on new information available that existed at the date of acquisition. These measurement adjustments were offset to the fair value of intangible assets.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

6.	Segment information

The Bridge Farm operations comprised the Company’s entire Ornamental Flower segment located in the United Kingdom. The Ornamental Flower segment was not previously classified as held-for-sale or as a discontinued operation as it was not highly probable that the carrying amount of the disposal group would be recovered through a sale transaction rather than through continuing use. The comparative statement of loss and comprehensive loss and statement of cash flows has been recast to separately present discontinued operations from continuing operations (note 30). With the disposition of the Ornamental Flower segment, the Company no longer has multiple segments. Accordingly, the Cannabis operations in Canada comprise the entire operations of the Company.

7.	Accounts receivable

	December 31, 2019	December 31, 2018
Trade receivables	24,684	209
Other receivables	2,954	2,529

	27,638	2,738

On June 5, 2020, the Company disposed of Bridge Farm and the Bridge Farm results are presented herein as discontinued operations (note 30).

8.	Biological assets

The Company’s biological assets consist of cannabis plants in various stages of vegetation, including plants which have not been harvested, and a variety of flowers in various stages of growth. The change in carrying value of biological assets are as follows:

	December 31, 2019	December 31, 2018
Balance, beginning of year	876	54
Increase in biological assets due to capitalized costs	62,331	2,537
Net change in fair value of biological assets	30,726	(1,280)
Transferred to inventory upon harvest	(80,991)	(435)
Acquisitions (note 5a)	1,288	—
Foreign currency translation	79	—

Balance, end of year	14,309	876

Biological assets are valued in accordance with IAS 41 and are presented at their fair value less costs to sell up to the point of harvest. This is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price less costs to sell per gram.

Cannabis plants

The fair value measurements for biological assets have been categorized as Level 3 fair values based on the inputs to the valuation technique used. The Company’s method of accounting for biological assets attributes value accretion on a straight-line basis throughout the life of the biological asset from initial cloning to the point of harvest.

Management believes the most significant unobservable inputs and their impact on fair value of biological assets are as follows:

Assumption	Input		Weighted average input		Effect of 10% change ($000s)
			December 31 2019	December 31 2018	December 31 2019	December 31 2018
Yield per square foot of growing space (1)		Grams	47	45	1,183	87
Average net selling price (2)	$	/gram	5.47	5.25	3,021	294
After harvest cost to complete and sell	$	/gram	2.34	0.70	267	39

(1)	Varies by strain; obtained through historical growing results or grower estimate if historical results are not available.
(2)	Varies by strain and sales market; obtained through average selling prices or estimated future selling prices if historical results are not available.

These estimates are subject to volatility in market prices and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The Company estimates the harvest yields for cannabis at various stages of growth. As at December 31, 2019, it is estimated that the Company’s biological assets will yield approximately 10,455 kilograms (December 31, 2018 - 2,800 kilograms) of dry cannabis when harvested. During the year ended December 31, 2019 the Company harvested 34,012 kilograms of dry cannabis (ten months ended December 31, 2018 – 337 kilograms).

The Company’s estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the net change in fair value of biological assets in future periods.

Flowers

Due to the large variety of plants produced by the Company it is not possible to determine the costs to sell for each product line due to mixed trolleys being delivered to customers each day and therefore an average has been applied across all plants based on a post-wastage gross margin.

The fair value measurements for biological assets have been categorized as Level 2 fair values based on inputs from the international flower market and applied to all unharvested plants at each period end.

On June 5, 2020, the Company disposed of Bridge Farm and the Bridge Farm results are presented herein as discontinued operations (note 30).

9.	Inventory

	December 31, 2019	December 31, 2018
Harvested cannabis	50,403	435
Cannabis supplies and consumables	8,808	799
Ornamental flowers, supplies and consumables	731	—

	59,942	1,234

At December 31, 2019, the Company held 8,380 kilograms of harvested cannabis (December 31, 2018 – 303 kilograms) in inventory. During the year ended December 31, 2019, inventories of $45.8 million were recognized as an expense and included in cost of sales (ten months ended December 31, 2018 - $nil).

On June 5, 2020, the Company disposed of Bridge Farm and the Bridge Farm results are presented herein as discontinued operations (note 30).

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

10.	Property, plant and equipment

	Land	Production facilities	Equipment	Right of use assets	Construction in progress (“CIP”)	Total
Cost
Balance at February 28, 2018	4,029	3,272	2,976	—	3,316	13,593
Additions	1,217	20,064	4,295	—	50,745	76,321
Dispositions	—	—	(17)	—	—	(17)

Balance at December 31, 2018	5,246	23,336	7,254	—	54,061	89,897
Adoption of IFRS 16	—	—	(327)	1,333	—	1,006
Acquisitions (note 5a)	15,860	21,294	247	14,648	6,360	58,409
Additions	1,517	283	3,393	687	134,183	140,063
Transfers from CIP	3,406	120,724	13,603	—	(137,733)	—
Dispositions	(31)	—	(159)	(700)	—	(890)
Foreign currency translation	608	805	10	541	1,160	3,124

Balance at December 31, 2019	26,606	166,442	24,021	16,509	58,031	291,609

Accumulated amortization
Balance at February 28, 2018	—	84	402	—	—	486
Depreciation	—	228	692	—	—	920
Balance at December 31, 2018	—	312	1,094	—	—	1,406
Adoption of IFRS 16	—	—	(100)	—	—	(100)
Depreciation	3	5,026	2,833	610	—	8,472
Impairment	—	—	—	—	162	162
Dispositions	—	—	(130)	(248)	—	(378)
Foreign currency translation	—	62	—	1	—	63

Balance at December 31, 2019	3	5,400	3,697	363	162	9,625

Net book value
Balance at December 31, 2018	5,246	23,024	6,160	—	54,061	88,491
Balance at December 31, 2019	26,603	161,042	20,324	16,146	57,869	281,984

During the year ended December 31, 2019, $0.6 million (ten months ended December 31, 2018 - $0.8 million) in salaries and benefits was capitalized, including $0.6 million (ten months ended December 31, 2018 - $0.3 million) associated with construction in progress. In addition, a total of $1.3 million in interest associated with construction in progress was capitalized during the year ended December 31, 2019 (ten months ended December 31, 2018 - $2.0 million). Construction in progress relates to the construction of production facilities.

Subsequent to December 31, 2019, the Company signed a purchase and sale agreement to sell certain non-core assets within the Cannabis segment, consisting of land, building and equipment, located in Kamloops, British Columbia, for gross proceeds of $2.1 million. The sale closed on March 27, 2020.

On June 5, 2020, the Company disposed of Bridge Farm and the Bridge Farm results are presented herein as discontinued operations (note 30).

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

11.	Intangible assets

	Brands and trademarks	Patents	Customer relationships	Other	Total
Cost
Balance at February 28, 2018	—	—	—	523	523

Balance at December 31, 2018	—	—	—	523	523
Additions	5,295	—	—	—	5,295
Acquisitions (note 5)	2,977	13,551	18,855	3,639	39,022
Foreign currency translation	114	—	723	139	976

Balance at December 31, 2019	8,386	13,551	19,578	4,301	45,816

Accumulated amortization
Balance at February 28, 2018	—	—	—	—	—
Impairment	—	—	—	523	523

Balance at December 31, 2018	—	—	—	523	523
Depreciation	132	—	982	192	1,306
Foreign currency translation	(1)	—	(6)	(1)	(8)

Balance at December 31, 2019	131	—	976	714	1,821

Net book value
Balance at December 31, 2018	—	—	—	—	—

Balance at December 31, 2019	8,255	13,551	18,602	3,587	43,995

In addition to the intangible assets acquired through acquisitions (note 5), On May 1, 2019, the Company purchased intellectual property from Sun 8 Holdings Inc. The intellectual property acquired under this agreement consists of world-wide proprietary rights to certain cannabis product brands, including trademarks. Consideration of $5.3 million under the arrangement consisted of 480,000 common shares of the Company at a price of $11.03. The agreement includes future consideration in the form of warrants to acquire up to 1.8 million common shares at an exercise price of $0.94 per share, subject to vesting conditions contingent upon achieving minimum thresholds of revenue derived from the acquired brands or acquired cultivars over five years. The agreement also includes the following royalty payments, (i) a royalty ranging from $0.25 to $0.35 per gram of dried flower harvested from the acquired cultivars, based on harvest yields achieved, (ii) a royalty ranging from $0.05 to $0.20 per gram of cannabis (other than dried flower) from the acquired cultivars, based on the THC and CBD potency achieved, (iii) a royalty of $0.15 per gram of cannabis produced by certain third-party cultivators, and (iv) a royalty of $0.15 per gram of any cannabis product or item of merchandise sold under any of the acquired brands.

Brands and trademarks relating to the intellectual property purchased from Sun 8 have a remaining useful life of 15 years. The depreciation of brands and trademarks is included in depreciation and amortization expense.

On June 5, 2020, the Company disposed of Bridge Farm and the Bridge Farm results are presented herein as discontinued operations (note 30).

12.	Accounts payable and accrued liabilities

	December 31, 2019	December 31, 2018
Trade payables	20,228	11,070
Accrued and other liabilities	37,882	8,254

	58,110	19,324

On June 5, 2020, the Company disposed of Bridge Farm and the Bridge Farm results are presented herein as discontinued operations (note 30).

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

13.	Debt

	Interest rate	Maturity	Principal	December 31, 2019	December 31, 2018
Syndicated Credit Agreement (a)
Syndicated facility	Prime + 2.5%	Aug 27, 2021	84,000	82,910	—
Operating facility	Prime + 2.5%	Aug 27, 2021	6,000	—	—
Credit Facilities (b)
Facility 1, 3 & 4	Prime + 2.75%	Aug 16, 2020	5,000	—	32,159
Facility 5 & 7	Prime + 2.25%	Aug 16, 2020	43,500	—	—
Term Debt Facility (c)
First tranche	9.75%	Jul 27, 2023	115,000	95,003	—
Credit Agreement (d)	9.00%	May 15, 2019	30,000	—	—
Loan Agreement (e)	9.50%	Sep 30, 2019	10,000	—	7,000
Note Agreement (f)		Feb 22, 2019	7,000	—	8,546
Promissory Note (g)	1.0% per month	Mar 25, 2019	6,931	—	6,931

				177,913	54,636

Current portion				177,913	22,477
Long term				—	32,159

(a)	Syndicated Credit Agreement

December 31, 2019
Principal value of debt	84,000
Transaction costs	(1,313)
Accretion	223

82,910

On August 29, 2019, the Company entered into a syndicated credit agreement with an initial $90.0 million of secured debt facilities comprised of a $84.0 million senior secured term credit facility and a $6.0 million senior secured revolving operating facility (“Syndicated Credit Agreement”). Under the terms of the agreement, the Company has the right to obtain an additional facility, on a project by project basis, from existing or additional lenders, up to a maximum of $50.0 million subject to the consent of the lenders and satisfaction of certain other conditions. On June 5, 2020 the Syndicated Credit Agreement was amended (note 30).

Principal will be repaid in quarterly payments, beginning at the end of the Company’s first fiscal quarter following the covenant conversion date of March 31, 2020, amortized over a 10-year period, with the balance of all borrowings outstanding being due and payable in full on August 27, 2021. Interest will be incurred at either (i) prime plus a margin between 1.25% to 2.5% or (ii) the one-month bankers acceptance rate plus 1%, plus a margin between 2.75% to 4.00%. The margin level is determined based on the Company’s senior funded debt to EBITDA ratio. Interest on prime loans accrues daily and is payable monthly on the last business day of each month. The Syndicated Credit Agreement is secured by a general security agreement over all present and after acquired personal property and a first floating charge over all other present and after acquired property in Alberta, British Columbia and other Canadian jurisdictions, subject to permitted encumbrances.

As at December 31, 2019, the Company was required to maintain a cash balance of $10.0 million in accordance with the financial covenants contained in the Syndicated Credit Agreement, which has been classified as restricted cash on the statement of financial position. The Company has also classified funds held in trust in support of letters of credit of $5.3 million as restricted cash.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The Syndicated Credit Agreement contained an interest coverage ratio to be maintained as at the end of the quarter ended September 30, 2019, which was subsequently removed from the agreement.

At December 31, 2019, the Syndicated Credit Agreement, as written, contained certain financial covenants to maintain:

(i)	An available cash balance to March 31, 2020;

(ii)	A certain interest coverage ratio as at December 31, 2019;

(iii)	A certain senior funded debt to EBITDA ratio as at March 31, 2020 and as at the end of every fiscal quarter thereafter; and

(iv)	A fixed charge coverage ratio at March 31, 2020 and as at the end of every fiscal quarter thereafter.

At December 31, 2019, the Company was not in compliance with the interest coverage ratio covenant under its Syndicated Credit Agreement, which caused a cross-acceleration under its Term Debt Facility. As a result, as at December 31, 2019, the full principal amount of the Syndicated Credit Agreement and the Term Debt Facility was classified as a current liability on the Company’s statement of financial position.

Subsequent to December 31, 2019, the Company has obtained a waiver under the Syndicated Credit Agreement for the December 31, 2019 interest coverage ratio covenant breach and a waiver for any breaches of the Term Debt Facility. Under the terms of the waivers, the Company has agreed that on or before April 15, 2020 it will (i) enter into a definitive purchase agreement related to the sale of Bridge Farm and (ii) enter into term sheets with each of the respective lenders under the Syndicated Credit Agreement and Term Debt Facility that sets out a financing strategy for the Company. In addition, the requirement to maintain an interest reserve cash balance of $10.0 million was removed. The $10.0 million was applied as a permanent reduction to amounts outstanding under the Syndicated Credit Agreement on March 30, 2020. The Term Debt Facility lenders have also agreed to defer a minimum of $1.2 million of the $2.8 million interest payment due April 1, 2020 to April 20, 2020.

In addition, we anticipate that we will not be in compliance with the covenants under our Syndicated Credit Agreement (and, thus, our Term Debt Facility) as of March 31, 2020 (note 30).

(b)	Credit Facilities

As at December 31, 2018, the Credit Facilities were comprised of the following:

•	Facility 1 – $29.5 million non-revolving development term out facility

•	Facility 3 – $5.0 million term out facility

•	Facility 4 – $14.0 million term out facility

As per the December 19, 2018 amended and restated commitment letter (the “Commitment Letter”), on June 1, 2019, Facilities 1 and 4 were refinanced through Facilities 5 and 7, while Facility 3 remained in place. The new Facilities can be summarized as follows:

•	Facility 3 – $5.0 million term out facility

•	Facility 5 – $29.5 million non-revolving development term out facility

•	To be used solely for the purpose of refinancing Facility 1

•	Facility 7 – $14.0 million term out facility

•	To be used solely for the purpose of refinancing Facility 4

•	Available subject to revenue being generated from two of the three pods in cluster 1

Following the advances of Facilities 5 and 7, interest was to be incurred at prime plus 2.25%. Interest (on Facilities 3, 5 and 7) and principal (on Facilities 5 and 7 only) were to be paid in quarterly payments at the end of the Company’s first fiscal quarter following such advance, amortized over a 5-year period, with the balance of all borrowings outstanding being due and payable in full on August 16, 2020. The facilities under the Commitment Letter were secured by a general security agreement over all present and after acquired personal property and a floating charge on all lands, subject to permitted encumbrances.

The Company was subject to two financial covenants under these facilities as follows:

(i)

The Company had to maintain a Working Capital Ratio (current assets divided by current liabilities, net of Authorized Subordinated Debt) of at least 1.15 to 1.00 until April 1, 2019 and 1.25 to1.00 on or after April 1, 2019; and

(ii)	Beginning with the first full quarter following June 1, 2019, the Company had to maintain a fixed charge coverage ratio of at least 1.50 to 1.00.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

On August 29, 2019, the Credit Facilities of $49.0 million plus accrued interest were repaid in full using a portion of the proceeds from the Syndicated Credit Agreement described in section (a) above and are no longer available to the Company.

(c)	Term Debt Facility

December 31, 2019
Principal value of debt	115,000
Transaction costs	(9,461)
Accretion	3,397
Fair value assigned to warrants, at issuance	(13,933)

95,003

On June 27, 2019, the Company entered into a secured credit agreement (the “Term Debt Facility”) through SGI Partnership, a newly formed wholly owned subsidiary of the Company. The Term Debt Facility is secured on a second-priority basis over all assets of the Company except for the acquired Bridge Farm assets (note 5a), which are secured on a first priority basis. The Term Debt Facility consists of two tranches totalling $159.6 million, less (i) a 6% original issue discount and (ii) upfront fees totalling up to approximately $2.4 million. The first tranche of $115.0 million, less the original issue discount and upfront fees, was advanced on June 27, 2019 to fund the acquisition of Bridge Farm described in note 5(a). The second tranche was not advanced, and the deadline to advance it has passed. Amounts advanced under the Term Debt Facility bear interest at a rate of 9.75% per annum. Principal will be repaid in quarterly payments beginning June 30, 2020 with the first instalment based on 5% of the principal outstanding and subsequent quarters based on 1.25% of principal outstanding, with the balance of all borrowings outstanding being due and payable in full on July 27, 2023. On June 5, 2020 the Term Debt Facility was restructured in connection with the sale of Bridge Farm (note 30)

In connection with each tranche advanced, the lender is entitled to receive warrants exercisable upon the earlier of (i) the completion of an initial public offering, (ii) December 31, 2020, or (iii) a default or event of default under the Term Debt Facility or certain other specified events. The number of warrants issuable and the exercise price of such warrants issued was indexed to the Company’s share price determined at the date of the completion of an initial public offering. Prior to the completion of the initial public offering, the warrants were classified as a derivative liability measured at FVTPL. The fair value of the warrants was estimated based on the Black-Scholes option pricing model. The measurements for the warrants were categorized as Level 3 fair values based on the inputs to the valuation technique used.

In August 2019, upon completion of the initial public offering, 957,225 warrants with an exercise price of $21.63 and 1,495,665 warrants with an exercise price of $20.76 were issued. The Company recorded a fair value adjustment of $2.2 million to finance expense upon reclassification from a derivative liability to equity (note 19c).

The Company is subject to three financial covenants under this facility, so long as the principal amount owing under the Term Debt Facility is greater than $75 million, as follows:

(i)

The Company must maintain, at all times, 60% of the square footage of the existing facilities in the United Kingdom dedicated to plant production and inventory and shall achieve a minimum 20% gross margin for both the quarter ending December 31, 2019 and the March 31, 2020 on said plant business;

(ii)

The Company’s UK leverage ratio is defined as the ratio of outstanding amounts under the Term Debt Facility to annualized bank EBITDA related to its United Kingdom operations. The UK leverage ratio shall not exceed:

•

11.0 to 1.0, calculated at the end of each financial quarter for the four financial quarters then ended, commencing for the financial quarter ending June 30, 2020 and each financial quarter thereafter until and including March 31, 2021; and

•	9.0 to 1.0, calculated at the end of each financial quarter for the four financial quarters then ended, commencing for the financial quarter ending June 30, 2021 and each financial quarter thereafter.

(iii)

The Company’s consolidated leverage ratio is defined as the ratio of outstanding amounts under the Term Debt Facility to annualized bank EBITDA related to its consolidated operations. The consolidated leverage ratio shall not exceed:

•

6.0 to 1.00, calculated at the end of each financial quarter for the four financial quarters then ended, commencing for the financial quarter ending June 30, 2020 and each financial quarter thereafter until and including March 31, 2021; and

•	4.5 to 1:0, calculated at the end of each financial quarter for the four financial quarters then ended, commencing for the financial quarter ending June 30, 2021 and each financial quarter thereafter.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

As at December 31, 2019, the Company was in compliance with all financial covenants under the Term Debt Facility. However, because, at December 31, 2019, the Company was not in compliance with the interest coverage ratio covenant under its Syndicated Credit Agreement, the full principal amount of the Syndicated Credit Agreement and the Term Debt Facility, which was cross-accelerated, was classified as a current liability on the Company’s statement of financial position.

Subsequent to December 31, 2019, the Company has obtained a waiver under the Syndicated Credit Agreement for the December 31, 2019 interest coverage ratio covenant breach and a waiver for any breaches of the Term Debt Facility (note 30).

(d)	Credit Agreement

On February 22, 2019, the Company entered into a credit agreement with a Canadian financial institution to provide a $30 million non-revolving term-loan facility (the “Credit Agreement”). The Credit Agreement was secured by a second priority general security agreement over all present and after acquired personal property and a floating charge on all lands, subject to permitted encumbrances, as well as a first priority assignment of all net proceeds from certain future equity or debt offerings. Interest was accrued at 9.00% with principal and interest repayable on or before May 15, 2019 and later extended to May 22, 2019 where principal of $30 million plus accrued interest was repaid in full. The Credit Agreement is no longer available to the Company. The Credit Agreement was subject to various non-financial covenants, with which the Company was in compliance throughout the term of the Credit Agreement.

(e)	Loan Agreement

On April 10, 2019, the Company signed an agreement to amend the Loan Agreement by extending the maturity from May 31, 2019 to September 30, 2019. In addition, the Company secured an additional loan in the principal amount of $3.0 million for a total of $10.0 million. The new loan was subject to interest at a rate of 9.5% payable monthly with the principal amount due on September 30, 2019. The agreement required monthly confirmation that all financial covenants under the Commitment Letter described in note 13(b) have been met. On June 27, 2019 the $10 million plus accrued interest was repaid in full. The Loan Agreement is no longer available to the Company.

(f)	Note Agreement

On February 22, 2019, the Note Agreement was repaid in full using proceeds from the Credit Facilities described in note 13(b). The repayment consisted of $7.0 million in principal plus accumulated interest and an extension fee of $1.9 million. The Note Agreement is no longer available to the Company.

(g)	Promissory Note

The Promissory Note matured on March 25, 2019 but was extended in accordance with the terms of the agreement. The balance of $6.9 million outstanding included principal and interest which accrued from the date of extension at a rate of 1% per month and was repaid in full on June 5, 2019. The Promissory Note is no longer available to the Company.

14.	Senior Convertible Notes

December 31, 2019
Senior Convertible Notes issued	93,192
Transaction costs	(2,819)
Fair value attributable to conversion feature	(40,494)

Balance attributable to debt portion upon issuance	49,879
Accretion of note obligation	1,223
Amortization of note issue costs	93
Accrued interest	1,903
Conversion to common shares	(53,098)

Balance, end of year	—

In May 2019, the Company closed a private placement of 8% senior unsecured convertible notes (“Senior Convertible Notes”) for gross proceeds of $92.6 million. In July 2019, an additional $0.6 million were issued. The Senior Convertible Notes bore interest at a rate of 8% per annum, compounded monthly. The Senior Convertible Notes and any accrued interest were repayable on the earlier of five years from date of issuance, the day the Company redeems the Senior Convertible Notes on certain conditions defined in the note agreement, or the day upon which the noteholder exercise their conversion rights as defined in the agreement. $0.1 million of the senior convertible notes were issued to a director of the Company.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The Senior Convertible Notes were hybrid instruments consisting of a financial liability and an embedded conversion feature. The embedded conversion feature met the definition of an embedded derivative which was separated from the host contract and accounted for separately as the economic characteristics and risks of the host contract and the embedded derivative were not closely related. The conversion feature did not contain a fixed conversion price and was only exercisable in the event of an initial public offering and at the second anniversary following the closing date. Prior to the initial public offering and the subsequent conversion, the embedded conversion feature was carried at FVTPL.

On August 14, 2019, Sundial received conversion notices from all holders of the 8% convertible notes. As a result, all principal and accrued interest was converted into 6.9 million common shares at a conversion price of $13.84 representing 80% of the initial public offering price converted to Canadian dollars.

15.	Convertible notes

	December 31, 2019	December 31, 2018
Balance, beginning of year	25,449	—
Convertible Notes issued - liability portion	—	24,531
Unrealized foreign exchange gain	(209)	—
Accrued interest	(152)	152
Accretion	2,443	594
Amortization of note issue costs	745	172
Conversion to common shares	(18,139)	—
Conversion to warrants	(5,947)	—
Repayments	(4,190)

Balance, end of year	—	25,449

In 2018, the Company closed three separate tranches of a private placement of 12% notes for gross proceeds of $28.9 million ($22.2 million from the CAD offering and $USD 5.0 from the USD offering), convertible into units consisting of 1.6 common shares and 0.8 of one common share purchase warrant at the option of the holder for up to twelve months. The Canadian dollar denominated offering was convertible into units at a price of $3.91 per unit. The U.S. dollar denominated offering was convertible into units at a price of $3.13 USD per unit. Interest was payable at 12% per annum, payable monthly, and maturing twelve months from the date of issuance. The convertible notes were segregated into their debt and equity components using the residual value approach, with $3.2 million being allocated to equity. $7 million of the convertible notes were issued to directors and officers.

During the year ended December 31, 2019, principal of $21.2 million convertible notes and USD$2.5 million convertible notes were converted into equity units, at the option of the holders. Equity units issued consisted of 6.2 million common shares and 3.6 million warrants. During the year ended December 31, 2019, principal of $1.0 million convertible notes and USD$2.4 million convertible notes were repaid to unit holders.

16.	Lease obligations

	December 31, 2019	December 31, 2018
Balance, beginning of year	214	141
Adoption of IFRS 16	1,119	—
Acquisitions (note 5a)	15,179	—
Liabilities incurred	674	107
Lease payments	(778)	(34)
Liabilities disposed of	(468)	—
Interest expense	444	—
Foreign currency translation	565	—

Balance, end of year	16,949	214

Current portion	722	44
Long-term	16,227	170

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

On adoption of IFRS 16, the Company recognized lease liabilities of $1.1 million in relation to corporate office space and equipment at the present value of the remaining lease payments as at January 1, 2019, and discounted using the Company’s incremental borrowing rate of 5.95% for assets over a similar term with similar security, determined in accordance with IFRS 16. The associated right-of-use assets were measured at the amount equal to the lease liabilities on January 1, 2019.

The Company’s minimum lease payments are as follows:

December 31, 2019
Less than one year	1,563
One to three years	3,465
Three to five years	2,071
Thereafter	22,868

Minimum lease payments	29,967
Amounts representing finance charges	(13,018)

Net minimum lease payments	16,949

The Company has short-term leases with lease terms of 12 months or less as well as low-value leases. As these costs are incurred, they are recognized as general and administrative expense. These costs were immaterial in 2019.

On June 5, 2020, the Company disposed of Bridge Farm and the Bridge Farm results are presented herein as discontinued operations (note 30).

17.	Financial obligations

On January 15, 2018, the Company entered into the Investment and Royalty Agreement with a company controlled by the former Executive Chairman of the Company (the “Purchaser”). The Investment and Royalty Agreement was amended on August 16, 2018. Under the amended agreement, the Purchaser agreed to provide up to $11.0 million of equity financing for the construction of a portion of the Company’s facility in Olds, Alberta. As at December 31, 2018, a total of $10.9 million had been advanced under the amended agreement and was converted into 7,149,035 common shares. The difference between the estimated fair value of the shares at the time of issue and the amount based on the price per share as outlined in the credit agreement of $8.5 million was charged to finance expense in 2018. The Investment and Royalty Agreement was subject to various non-financial covenants, with which the Company was in compliance as a December 31, 2018, except for the growing capacity covenant. This covenant required that at least 25,000 square feet of defined space at the Olds facility be dedicated exclusively to and capable of producing flower. This covenant was waived by the Purchaser for the period from August 16, 2018 to October 1, 2019, as the use of that facility space for clones and vegetation plants was determined to be a superior allocation of productive capacity.

In addition, pursuant to the terms of the Investment and Royalty Agreement, the Purchaser was entitled to quarterly royalty payments calculated based on the Company’s revenue from the facilities subject to the amended agreement for each fiscal quarter multiplied by 6.5% (the “Royalty Payment”). The Royalty Payments accrued beginning October 1, 2019 and were to be paid on the first business day of every subsequent fiscal quarter until September 30, 2028. The Company had estimated the present value of these payments at December 31, 2018 to be $18.5 million assuming a discount rate of 18%.

The Company used a discounted cash flow methodology to estimate the value the royalty component of the financial obligation. The material assumptions used by the Company to estimate the valuation for the royalty and held constant for the 10-year term of the royalty payments, and assuming a discount rate of 18%, were as follows:

		December 31, 2018
Growing space related to royalty	square feet	44,403
Average yield	grams/square feet	45
Total cannabis production	million grams/year	12.0
Average price	$/gram	5.50

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

On July 17, 2019, the Company issued 50,963 shares to the Company’s former Executive Chairman in consideration for advancing the remaining funds available to be advanced under the financial obligation. In addition, the Company agreed to indirectly acquire the Investment and Royalty Agreement pursuant to a purchase agreement whereby the Company would purchase all of the outstanding shares of the Purchaser from the Company’s former Executive Chairman for aggregate consideration of 3,680,000 common shares, 480,000 share purchase warrants (each exercisable for one common share at an exercise price of $15.94 for a period of three years from the date of issue) and a cash payment of $9.5 million. Upon completion of the Company’s initial public offering, the Purchaser was acquired on August 6, 2019 resulting in a loss on financial obligation of $59.6 million based on the initial public offering price of $US13.00. The cash payment of $9.5 million under the purchase agreement was paid prior to September 30, 2019.

18.	Income taxes

The following table reconciles the expected income tax expense (recovery) at the Canadian federal and provincial statutory income tax rates to the amounts recognized in the consolidated statements of loss and comprehensive loss for the year ended December 31, 2019 and ten months ended December 31, 2018:

	December 31, 2019	December 31, 2018	February 28, 2018
Loss before taxes	(146,307)	(56,526)	(12,995)
Statutory income tax rates	26.5%	27%	27%

Expected income tax recovery	(38,771)	(15,262)	(3,509)
Non-deductible share-based compensation	10,474	1,860	1,236
Non-deductible finance expense	15,981	2,304	—
Other non-deductible expenses	2,621	—	—
Change in tax rates	3,305	—	—
Deferred tax benefits not recognized	2,781	11,098	2,273

Income tax (recovery) expense	(3,609)	—	—

The deferred tax liability is related to the Bridge Farm operations. On June 5, 2020, the Company disposed of Bridge Farm and the Bridge Farm results are presented herein as discontinued operations (note 30).

Details of the deferred tax assets (liabilities) are as follows:

	December 31, 2019	December 31, 2018
Deferred tax assets (liabilities):
Property, plant and equipment	(3,490)	—
Inventory	1,881	(333)
Biological assets	(7,170)	(236)
Intangible assets	(7,355)	—
Non-capital losses	12,769	569

Net deferred tax asset (liability)	(3,365)	—

Deferred tax assets have not been recognized for the following deductible temporary differences:

	December 31, 2019	December 31, 2018
Unrecognized deductible temporary differences:
Property, plant and equipment	—	896
Intangible assets	—	4,520
Share issue costs	16,779	1,880
Financial obligations and other	1,726	18,699
Convertible notes	—	594
Non-capital losses	54,472	30,074

Unrecognized deductible temporary differences	72,977	56,663

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The movement in deferred income tax liability during the year is as follows:

December 31, 2019
Balance, beginning of year	—
Acquisition of Pathway Rx	3,609
Acquisition of Bridge Farm	4,355
Recognized in profit and loss	(3,609)
Recognized in other comprehensive income	27
Recognized in discontinued operations (note 30)	(1,017)

Balance, end of year	3,365

The Company has $99.1 million (December 31, 2018 - $32.2 million) of non-capital losses available for future periods that will expire prior to 2038-2039.

19.	Share capital and warrants

(a)	Authorized

The authorized capital of the Company consists of an unlimited number of voting common shares and preferred shares with no par value.

On July 12, 2019, the Company approved a 1.6 to 1 share split of the Company’s issued and outstanding common shares (the “Share Split”). Each shareholder of record of the Company as of the close of business on the record date on July 22, 2019 received 1.6 common shares for each share held on such date. All references to common shares, warrants, simple warrants and performance warrants have been retrospectively adjusted to reflect the Share Split.

(b)	Issued and outstanding

		December 31, 2019		December 31, 2018
	Note	Number of Shares	Carrying Amount	Number of Shares	Carrying Amount
Balance, beginning of year		68,648,984	65,133	62,204,846	25,769
Initial public offering		11,000,000	189,518	—	—
Shares issued for assets	5,28	797,952	6,537	—	—
Other shares issuances		394,926	2,323	7,040,714	17,344
Shares issued to related parties	27	3,730,963	63,460	5,549,037	16,474
Share issuance costs		—	(12,770)	—	(310)
Business acquisitions	5	2,696,800	39,849	—	—
Convertible debt - conversions	14,15	13,108,676	113,526	—	—
Warrants exercised	19(c)	4,551,082	21,882	558,501	2,182
Shares issued for services	20	164,080	2,320	236,277	521
RSUs exercised	20(c)	57,960	195	—	—
Employee warrants exercised	20	2,029,000	17,681	2,875,310	3,980
Shares repurchased	27	—	—	(9,815,701)	(827)

Balance, end of year		107,180,423	509,654	68,648,984	65,133

On August 6, 2019, the Company closed its initial public offering of 11 million common shares at a price of US$13.00 per common share (Canadian equivalent of $17.23). Gross proceeds amounted to $189.5 million.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

(c)	Common share purchase warrants

	Number of Warrants	Carrying Amount
Balance at February 28, 2018	—	—
Fair value assigned to common share purchase warrants	4,211,904	3,108

Balance at December 31, 2018	4,211,904	3,108
40% Warrants reclassified from derivative liability (i) (note 13c)	957,225	4,122
60% Warrants reclassified from derivative liability (i) (note 13c)	1,495,665	11,969
Warrants issued to related parties (ii)	480,000	5,833
Warrants issued on conversion of convertible notes (iii)	3,572,274	6,731
Warrants exercised	(4,551,082)	(3,931)
Warrants expired	(662)	(1)

Balance at December 31, 2019	6,165,324	27,831

(i)

On August 1, 2019, the 40% and 60% warrants issued as part of the term debt financing (note 13c) and initially classified as derivative liabilities as at June 30, 2019, were reclassified to equity as the number of warrants issuable and the exercise price for each tranche of warrants became fixed in conjunction with the initial public offering date. The exercise price for the 40% and 60% warrants are $21.63 and $20.76 respectively.

(ii)	480,000 warrants with an exercise price of $15.94 were issued to a director of the Company in relation to the acquisition of the financial obligation (notes 17 and 27).
(iii)

Equity units issued upon conversion of CAD denominated convertible notes included 3,095,386 warrants with an exercise price of $4.38 and vested immediately. Equity units issued upon conversion of USD denominated notes included 476,888 warrants with an exercise price of USD$3.75 and vested immediately.

During the year ended December 31, 2019, a total of 4,551,082 warrants were exercised consisting of 4,211,242 warrants exercised at a price of $3.91 for gross proceeds of $16.5 million, 307,840 exercised for gross proceeds of $1.3 million of the warrants issued upon conversion of the CAD denominated convertible notes and 32,000 warrants exercised for gross proceeds of USD$120 thousand of the warrants issued upon conversion of the USD denominated convertible notes. 662 warrants expired unexercised in April 2019. The carrying value of the exercised warrants of $3.9 million was adjusted from warrants to share capital.

The following table summarizes outstanding warrants as at December 31, 2019:

	Warrants outstanding and exercisable
Issued in relation to	Weighted average exercise price		Number of warrants	Weighted average contractual life (years)
Convertible notes (USD)	USD	3.75	444,888	0.8
Convertible notes (CAD)		4.38	2,787,546	0.7
Acquisition of financial obligation		15.94	480,000	2.5
Term debt financing (60%)		20.76	1,495,665	2.6
Term debt financing (40%)		21.63	957,225	2.6

		11.97	6,165,324	1.6

(d)	Contributed surplus

	Year ended December 31 2019	Ten months ended December 31 2018
Balance, beginning of year	9,493	4,551
Share-based compensation	37,009	6,889
Warrants forfeited	—	(82)
Warrants exercised	(16,310)	(1,865)

Balance, end of year	30,192	9,493

20.	Share-based compensation

The Company has a number of equity-settled share-based compensation plans which include simple and performance warrants, stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”). Further detail on each of these plans is outlined below. Subsequent to the Company’s initial public offering, the Company established the stock option, RSU and DSU plans to replace the granting of simple warrants and performance warrants.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The components of share-based compensation expense are as follows:

	Year ended December 31 2019	Ten months ended December 31 2018	Year ended February 28 2018
Simple warrants (a)	23,918	5,029	1,086
Performance warrants (a)	11,023	1,860	3,465
Stock options (b)	98	—	—
Restricted share units (c)	220	—	—
Deferred share units (c)	1,119	—	—
Shares issued for services	2,320	521	25

	38,698	7,410	4,576

In determining the amount of share-based compensation, the Company used the Black-Scholes option pricing model to estimate the fair value of units granted during the year ended December 31, 2019 and ten months ended December 31, 2018 through application of the following assumptions:

	December 31, 2019	December 31, 2018	February 28, 2018
Risk-free interest rate	1.41% - 1.88%	1.65% - 2.05%	1.13%
Expected life of units (years)	2 - 10	0.5 - 14	2 - 8
Expected annualized volatility	97% - 116%	80% - 106%	80%
Expected dividend yield	Nil	Nil	Nil
Weighted average Black-Scholes value of each unit	$0.67 - $23.55	$1.76 - $3.81	$0.52 - $2.09

Volatility was estimated by using the historical volatility of peer companies that the Company considers comparable, which have trading and volatility history. The expected life in years represents the period of time that the units granted are expected to be outstanding. The risk-free rate was based on Government of Canada bond rates of comparable duration.

a)	Simple and performance warrants

The Company issued simple warrants and performance warrants to employees, directors and others at the discretion of the Board. Simple and performance warrants granted generally vest annually in thirds over a three-year period and expire five years after the grant date.

The following table summarizes changes in the simple and performance warrants during the year ended December 31, 2019:

	Simple warrants outstanding	Weighted average exercise price	Performance warrants outstanding	Weighted average exercise price
Balance at December 31, 2018	6,129,866	$1.80	7,094,822	$2.04
Granted	4,795,200	6.32	723,200	12.23
Cancelled	(733,866)	2.32	(366,400)	1.21
Exercised	(376,200)	0.85	(1,652,800)	0.63

Balance at December 31, 2019	9,815,000	$4.01	5,798,822	$2.66

The following table summarizes changes in the simple and performance warrants during the ten months ended December 31, 2018:

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

	Simple warrants outstanding	Weighted average exercise price	Performance warrants outstanding	Weighted average exercise price
Balance at February 28, 2018	2,904,000	$0.82	8,125,334	$1.39
Granted	3,535,200	2.61	2,188,800	2.48
Cancelled	(293,334)	0.94	(360,002)	—
Exercised	(16,000)	0.63	(2,859,310)	0.71

Balance at December 31, 2018	6,129,866	$1.80	7,094,822	$2.04

The following table summarizes changes in the simple and performance warrants during the year ended February 28, 2018:

	Simple warrants outstanding	Weighted average exercise price	Performance warrants outstanding	Weighted average exercise price
Balance at February 28, 2017	—	$—	—	$—
Granted	2,904,000	0.82	8,125,334	1.39

Balance at February 28, 2018	2,904,000	$0.82	8,125,334	$1.39

The following table summarizes outstanding simple and performance warrants as at December 31, 2019:

	Warrants outstanding			Warrants exercisable
Range of exercise prices	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)
Simple warrants
$0.63 - $0.94	4,019,000	0.68	5.62	3,635,000	0.68	5.62
$1.25 - $1.88	560,000	1.50	10.18	560,000	1.50	10.18
$2.97 - $4.53	1,232,000	3.18	5.62	848,000	3.10	5.11
$6.25 - $9.38	3,462,400	6.37	4.50	80,000	6.25	4.44
$12.50 - $37.50	541,600	18.08	7.87	9,600	21.88	9.05

	9,815,000	$4.01	5.61	5,132,600	$1.29	6.02

Performance warrants
$0.63 - $0.94	3,700,690	0.64	n/a	3,546,022	0.64	n/a
$1.25 - $1.88	646,933	1.52	n/a	381,334	1.48	n/a
$2.97 - $4.53	788,000	3.09	n/a	490,666	3.08	n/a
$6.25 - $9.38	362,933	6.97	n/a	38,400	6.25	n/a
$12.50 - $37.50	300,266	23.72	n/a	—	—	n/a

	5,798,822	$2.66	n/a	4,456,422	$1.02	n/a

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes outstanding simple and performance warrants as at December 31, 2018:

	Warrants outstanding			Warrants exercisable
Range of exercise prices	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)
Simple warrants
$0.63 - $0.94	3,629,866	0.73	5.46	1,765,331	0.73	5.46
$1.25 - $1.88	880,000	1.52	11.25	—	—	—
$2.97 - $4.53	1,331,200	3.24	6.78	328,000	2.97	6.59
$6.25 - $9.38	190,400	7.16	5.20	80,000	6.25	4.00
$12.50 - $15.63	98,400	13.87	9.46	—	—	—

	6,129,866	$1.80	6.63	2,173,331	$1.28	5.58

Performance warrants
$0.63 - $1.25	4,053,222	0.68	n/a	1,924,690	0.64	n/a
$1.56 - $3.13	1,221,600	2.50	n/a	120,000	2.97	n/a
$3.75 - $5.00	1,640,000	4.36	n/a	—	—	n/a
$6.25 - $21.88	180,000	8.33	n/a	—	—	n/a

	7,094,822	$2.04	n/a	2,044,690	$0.78	n/a

The following table summarizes outstanding simple and performance warrants as at February 28, 2018:

	Warrants outstanding			Warrants exercisable
Range of exercise prices	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)
Simple warrants
$0.63	2,096,000		5.26	350,400		5.26
$0.94	696,000		6.79	—		—
$1.25	112,000		7.51	—		—

	2,904,000	$0.82	6.20	350,400	$0.63	5.26

Performance warrants
$0.63	5,853,333		n/a	3,432,000		n/a
$0.94	210,667		n/a	—		n/a
$1.25	210,667		n/a	—		n/a
$1.56 - $1.88	250,667		n/a	—		n/a
$3.75 - $5.00	1,600,000		n/a	—		n/a

	8,125,334	$1.39	n/a	3,432,000	$0.63	n/a

During the year ended December 31, 2019, the Company granted 4,795,200 simple warrants with an average exercise price of $6.32 (ten months ended December 31, 2018 – 3,535,200 simple warrants with an average exercise price of $2.61, year ended February 28, 2018 – 2,904,000 simple warrants with an average exercise price of $0.82) and 723,200 performance warrants with an average exercise price of $12.23 (ten months ended December 31, 2018 – 2,188,800 performance warrants with an average exercise price of $2.48, year ended February 28, 2018 – 8,125,334 performance warrants with an average exercise price of $1.39).

During year ended December 31, 2019, 376,200 simple warrants were exercised at a weighted average price of $0.85 (ten months ended December 31, 2018 – 16,000 simple warrants were exercised at a weighted average price of $0.63, year ended February 28, 2018 – nil) and 1,652,800 performance warrants were exercised at a weighted average price of $0.63 (ten months ended December 31, 2018 – 2,859,310 performance warrants were exercised at a weighted average price of $0.71, year ended February 28, 2018 – nil). As a result of the warrant exercises, a total of $16.3 million was transferred from contributed surplus to share capital.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

b)	Stock options

The Company issues stock options to employees, directors and others at the discretion of the Board. Stock options granted generally vest annually in thirds over a three-year period and expire ten years after the grant date.

The following table summarizes changes in the stock options during the year ended December 31, 2019:

	Stock options outstanding	Weighted average exercise price
Balance at December 31, 2018	—	$—
Granted	623,850	4.33

Balance at December 31, 2019	623,850	$4.33

The following table summarizes outstanding stock options as at December 31, 2019:

	Stock options outstanding			Stock options exercisable
Range of exercise prices	Number of options	Weighted average exercise price	Weighted average contractual life (years)	Number of options	Weighted average exercise price	Weighted average contractual life (years)
$3.12 - $5.80	373,850	3.12	9.21	22,500	3.12	4.97
$5.81 - $5.86	250,000	5.86	6.37	—	—	—

	623,850	$4.33	7.97	22,500	$3.12	4.97

During the year ended December 31, 2019, the Company granted 623,850 stock options with an average exercise price of $4.33.

c)	Restricted and deferred share units

RSUs are granted to employees and the vesting requirements and maximum term are at the discretion of the Board. DSUs are granted to directors and generally vest in equal quarterly instalments over one year. RSUs and DSUs are exchangeable for an equal number of common shares.

The following table summarizes changes in the RSUs and DSUs as at December 31, 2019:

	RSUs outstanding	DSUs outstanding
Balance at December 31, 2018	—	—
Granted	107,543	378,080
Cancelled	(700)	(7,617)
Settled	—	(2,539)
Exercised	(57,960)	—

Balance at December 31, 2019	48,883	367,924

21.	Revenue

The Company’s revenue is solely from contracts with customers and is comprised of revenue from the sale of cannabis. Cannabis revenue is comprised of sales to Provincial boards that sell cannabis through their respective distribution models, sales to licensed producers for further processing, and sales to medical customers.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

	Year ended December 31 2019	Ten months ended December 31 2018	Year ended February 28 2018
Cannabis revenue
Provincial boards	13,386	—	—
Medical	24	—	—
Licensed producers	53,517	—	—

Gross revenue	66,927	—	—

(1)	The Company had four major customers each with revenue in excess of 10% of total cannabis revenue. Sales to major customers totaled $40.7 million for the year ended December 31, 2019 (2018 - $nil).

The Company has recognized the following receivables from contracts with customers

	December 31, 2019	December 31, 2018	February 28, 2018
Receivables, included in ‘trade receivables’ (note 7)	20,281	209	—

Receivables from contracts with customers are typically settled within 30 days. As at December 31, 2019, an impairment loss of $0.6 million has been recognized on receivables from contracts with customers (note 26).

On June 5, 2020, the Company disposed of Bridge Farm and the Bridge Farm results are presented herein as discontinued operations (note 30).

22.	Other operating expenses:

a)	General and administrative expense

	Year ended December 31 (1) 2019	Ten months ended December 31 2018	Year ended February 28 2018
Salaries and wages	15,262	3,847	859
Consulting fees	6,896	1,647	828
Office and general	9,533	1,738	495
Professional fees	3,559	877	673
Director fees	188	30	60
Other	3,496	170	229

	38,934	8,309	3,144

(1)	Year ended December 31, 2019 has been recast to present the discontinued operation separately from continuing operations (note 30).

b)	Sales and marketing expense

	Year ended December 31 (1) 2019	Ten months ended December 31 2018	Year ended February 28 2018
Marketing	3,093	1,733	1,176
Events	2,961	—	—
Research	199	24	—
Media	1,815	623	98

	8,068	2,380	1,274

(1)	Year ended December 31, 2019 has been recast to present the discontinued operation separately from continuing operations (note 30).

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

23.	Finance expense

	Year ended December 31 (1) 2019	Ten months ended December 31 2018	Year ended February 28 2018
Cash finance expense
Interest on Syndicated Credit Agreement	1,746	—	—
Interest on Credit Facilities	1,818	437	—
Interest on Term Debt Facility	3,478	—	—
Interest on Senior Convertible Notes	375	—	—
Interest on Convertible Notes	2,574	421	—
Interest on other debt	1,526	1,659	—
Other finance costs	2,909	399	75

	14,426	2,916	75

Non-cash finance expense
Accretion	5,511	594	—
Amortization of debt issue costs	1,586	172	—
Interest on Senior Convertible Notes	1,903	—	—
Loss on derivative liabilities	1,649	—	—
Loss on extinguishment of debt issue costs	488	—	—
Other	(67)	151	—

	11,070	917	—

Less: interest capitalized relating to CIP (note 10)	(1,280)	(2,036)	—

	24,216	1,797	75

(1)	Year ended December 31, 2019 has been recast to present the discontinued operation separately from continuing operations (note 30).

24.	Supplemental cash flow disclosures

	Year ended December 31 (1) 2019	Ten months ended December 31 2018	Year ended February 28 2018
Cash provided by (used in):
Accounts receivable	(19,625)	(2,469)	118
Biological assets	19,328	(2,102)	—
Inventory	(57,977)	(923)	—
Prepaid expenses and deposits	(7,213)	1,072	(3,726)
Accounts payable and accrued liabilities	27,819	14,421	4,823
Convertible notes	(152)	—	—
Finance leases	—	107	—

	(37,820)	10,106	1,215

Changes in non-cash working capital relating to:
Operating	(41,626)	1,217	910
Investing	1,659	10,282	(2,121)
Financing	2,147	(1,393)	2,426

	(37,820)	10,106	1,215

Cash interest paid	13,753	919	—

(1)	Year ended December 31, 2019 has been recast to present the discontinued operation separately from continuing operations (note 30).

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The following table reconciles long-term debt to cash flows arising from financing activities:

Long-term debt(1)
Balance at February 28, 2017	—
Cash changes:
Proceeds from Note Agreement	7,000

Balance at February 28, 2018	7,000
Cash changes:
Proceeds from Credit Facilities	32,159
Proceeds from other debt instruments	8,546
Non-cash changes:
Promissory Note issued to repurchase shares	6,931
Balance at December 31, 2018 (note 13)	54,636
Cash changes:
Proceeds from Syndicated Credit Agreement, net of costs	82,687
Repayment of Credit Facilities	(32,871)
Proceeds from Term Debt Facility, net of costs	105,539
Repayment of other debt instruments	(56,173)
Debt acquired through acquisitions	33,618
Non-cash changes:
Accretion	3,030
Amortization of debt issue costs	892
Extinguishment of debt issue costs	488
Reclassification to derivative liability	(13,933)

Balance at December 31, 2019 (note 13)	177,913

(1)	Long-term debt, including the current portion of long-term debt

25.	Loss per share

	Year ended December 31 2019	Ten months ended December 31 2018	Year ended February 28 2018
Weighted average shares outstanding (000s)
Basic and dilutive (1)	85,750	69,203	56,922

Continuing operations
Net loss attributable to Sundial Growers Inc	(142,533)	(56,526)	(12,995)
Per share – basic and dilutive	$(1.67)	$(0.82)	$(0.23)

Discontinued operations
Net loss attributable to Sundial Growers Inc	(128,931)	—	—
Per share – basic and dilutive	$(1.50)	$—	$—
Net loss attributable to Sundial Growers Inc.	(271,464)	(56,526)	(12,995)
Per share – basic and dilutive	$(3.17)	$(0.82)	$(0.23)

(1)

For the year ended December 31, 2019, there were 6.2 million warrants exercisable, 5.1 million simple warrants exercisable and 4.5 million performance warrants exercisable that were excluded from the calculation as the impact was anti-dilutive (ten months ended December 31, 2018 – 2.2 million simple warrants and 2.0 million performance warrants, year ended February 28, 2018 – 0.4 million simple warrants and 3.4 million performance warrants).

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

26.	Financial instruments

The financial instruments recognized on the consolidated statement of financial position are comprised of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities, long-term debt, convertible notes and contingent consideration.

On June 5, 2020, the Company disposed of Bridge Farm and the Bridge Farm results are presented herein as discontinued operations (note 30).

(a)	Fair value

The carrying value of cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities approximate the fair value of the respective assets and liabilities due to the short-term nature of those instruments.

Fair value measurements of long-term debt, convertible notes and contingent consideration are as follows:

		Fair value measurements using
December 31, 2019	Carrying amount	Level 1	Level 2	Level 3
Recurring measurements:
Financial liabilities
Long-term debt	177,913	—	177,913	—
Contingent consideration	32,501	—	—	32,501

		Fair value measurements using
December 31, 2018	Carrying amount	Level 1	Level 2	Level 3
Recurring measurements:
Financial liabilities
Long-term debt	54,636	—	54,636	—
Convertible Notes	25,449	—	25,449	—

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

As at December 31, 2019, the Company did not have any financial instruments measured at Level 1 fair value.

Level 2 – quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

The fair value of long-term debt approximates it carrying value as it bears a floating rate of interest (Syndicated Credit Agreement) and interest at a fixed rate of 9.75% which approximates a market rate for comparable transactions (Term Debt Facility).

The convertible notes bear interest at a fixed rate of 12%, however the carrying value has been determined using an interest rate of 18% which approximates a market rate for comparable financing transactions.

Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Contingent consideration classified as liabilities as part of the consideration paid for Bridge Farm (note 5a) is a Level 3 financial liability that is re-measured each reporting period. Contingent consideration was estimated by discounting to present value the probability-weighted contingent payments expected to be made. Assumptions used in these calculations include expected future share price, discount rate and various probability factors. The settlement of contingent consideration could differ from current estimated based on the actual results of these financial measures.

•

At December 31, 2019, a US$0.50 change in the expected future share price would change the earn out share portion of the contingent consideration by approximately $1.5 million and would change the additional share portion of the contingent consideration by approximately $1.9 million.

There were no transfers between levels 1, 2 and 3 inputs during the period.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

(b)	Interest rate risk management

The Company is exposed to interest rate risk in that changes in market interest rates will cause fluctuations in the fair value of future cash flows. The Company is exposed to interest rate risk through its Syndicated Credit Agreement which has a variable interest rate. The Company was exposed to interest rate risk through its Credit Facilities which had a variable interest rate and were repaid in full during 2019. For the year ended December 31, 2019, a 1% increase in the prime interest rate would result in additional interest expense of $0.6 million (2018 - $47 thousand).

(c)	Credit risk management

Credit risk is the risk of financial loss if the counterparty to a financial transaction fails to meet its obligations. The Company manages risk over its accounts receivable by issuing credit only to credit worthy counterparties. The Company considers financial instruments to have low credit risk when its credit risk rating is equivalent to investment grade. The Company assumes that the credit risk on a financial asset has increased significantly if it is outstanding past the contractual payment terms. The Company considers a financial asset to be in default when the debtor is unlikely to pay its credit obligations to the Company.

The Company applies the simplified approach under IFRS 9 and has calculated ECLs based on lifetime expected credit losses, taking into consideration historical credit loss experience and financial factors specific to the debtors and general economic conditions.

Impairment losses on accounts receivable recognized in profit or loss were as follows:

December 31, 2019
Impairment loss on trade receivables	582
Impairment loss on other receivables	170

752

The movement in the allowance for impairment in respect of accounts receivable during the year was as follows:

December 31, 2019
Balance, beginning of year	—
Loss allowance for accounts receivable	752

Balance, end of year	752

The maximum amount of the Company’s credit risk exposure is the carrying amounts of cash and cash equivalents and accounts receivable. The Company attempts to mitigate such exposure to its cash by investing only in financial institutions with investment grade credit ratings.

During 2019, four customers of the Company accounted for more than 10% each of total revenue.

(d)	Foreign currency risk management

The Company is exposed to risks arising from fluctuations in currency exchange rates between the Canadian dollar, Pound Sterling and United States dollar. At December 31, 2019, the Company’s primary currency exposure related to the Pound Sterling (“GBP”) and United States dollar (“USD”) balances. The following table summarizes the Company’s foreign currency exchange risk for each of the currencies indicated:

As at December 31, 2019	GBP	USD
Cash and cash equivalents	1,418	22,088
Accounts receivable	3,071	—
Accounts payable and accrued liabilities	(6,254)	(2,150)

Net foreign exchange exposure	(1,765)	19,938
Translation to CAD	1.7174	1.2988

CAD equivalent at period end exchange rate	(3,031)	25,895

As at December 31, 2018	GBP	USD
Cash and cash equivalents	—	3,148
Accounts receivable	—	—
Accounts payable and accrued liabilities	—	—

Net foreign exchange exposure	—	3,148
Translation to CAD	1.7439	1.3642

CAD equivalent at period end exchange rate	—	4,295

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The Company’s currency exposure to GBP is related to the Bridge Farm operations. On June 5, 2020, the Company disposed of Bridge Farm and the Bridge Farm results are presented herein as discontinued operations (note 30).

Based on the net foreign exchange exposure at the end of the year, if these currencies had strengthened or weakened by 10% compared to the Canadian dollar and all other variables were held constant, the after-tax earnings would have decreased or increased by approximately the following amounts:

	Year ended December 31	Ten months ended December 31
Pound sterling (GBP)	(303)	—
United States dollar (USD)	2,590	429

Impact on profit (loss)	2,287	429

(e)	Liquidity risk management

Liquidity risk is the risk that the Company cannot meet its financial obligations when due. The Company manages liquidity risk by monitoring operating and growth requirements. Management believes its current capital resources and its ability to manage cash flow and working capital levels will require the Company to seek future additional financing to allow it to meet its obligations, to make debt service requirements, and to fund the other needs of its business. However, no assurance can be given that future sources of capital will be available. The ability of the Company to continue as a going concern is dependent on raising capital to fund its business plan and ultimately to attain profitable operations. Any delay or failure to complete any additional financing would have a significant negative impact on the Company’s business, results of operations and financial condition, and the Company may be forced to reduce or cease its operations or seek relief under applicable bankruptcy laws.

The timing of expected cash outflows relating to financial liabilities at December 31, 2019 is as follows:

	Less than one year	One to three years	Three to five years	Thereafter	Total
Accounts payable and accrued liabilities	58,110	—	—	—	58,110
Syndicated Credit Agreement (1)	84,000	—	—	—	84,000
Term Debt Facility (1)	115,000	—	—	—	115,000
Deferred consideration	32,501	—	—	—	32,501
Lease obligations	722	1,902	683	13,642	16,949

Balance, end of period	290,333	1,902	683	13,642	306,560

(1)	At face value, excludes interest
(2)	The Syndicated Credit Agreement and Term Debt Facility have been classified as current in the statement of financial position, see note 13

27.	Related Party Transactions

a)	Related party transactions and balances

The Company has outstanding amounts receivable from and payable to related parties, including employees, directors and corporations related to those individuals. As at December 31, 2019, the Company was owed $0.2 million (December 31, 2018 - $0.5 million) from related parties and owed $1.0 million (December 31, 2018 - $0.8 million) to related parties.

The amounts owing from related parties are both interest bearing and non-interest bearing and have various repayment terms.

Loan Receivable Agreements

On April 6, 2018, the Company issued 40,000 common shares to an officer of the Company at a fair value of $2.97, in accordance with an employment agreement. On April 6, 2018, the Company and this officer also entered into a shareholder loan agreement that provides a loan facility of up to $510 thousand to the officer. The loan bore interest at a rate of 2.5% per annum, had a term of three years, and was secured against the officer’s shareholdings in the Company. The loan was repayable in full upon the officer’s departure, a change of control of the Company or sale of the Company. As at December 31, 2018, $245 thousand had been advanced under this shareholder loan agreement. In July 2019, the loan was extinguished against performance bonuses declared in the form of salary compensation such that no amount remains outstanding under the shareholder loan agreement.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The Company has entered into separate shareholder loan agreements with two (December 31, 2018 – three) employees of the Company. The loans bear interest at rates ranging from 0-1.5% per annum and are secured by the employees’ shareholdings in the Company. The loans are each repayable in full upon an employees’ departure from employment, a change of control of the Company or sale of the Company. As at December 31, 2019, $200 thousand (December 31, 2018 - $190 thousand), had been advanced under these loan agreements.

On February 15, 2018, the Company and an officer entered into a shareholder loan agreement that provides for a loan of up to $200 thousand per year. The loan bore interest at a rate of 2.5% per annum and was secured by the officer’s shareholdings in the Company. The loan was repayable in full upon the officer’s departure, a change of control of the Company or sale of the Company. During 2019, $400 thousand was advanced under this loan agreement. In July 2019, the loan was extinguished against performance bonuses declared in the form of salary compensation such that no amount remains outstanding under the shareholder loan agreement.

Promissory note

During the ten months ended December 31, 2018, the Company entered into an agreement with a former officer of the Company to repurchase a total of 9,815,701 common shares at a weighted average price of $1.69 per common share for total consideration of $16.6 million. A balance of $6.9 million remained unpaid under the agreement and was converted to an Unsecured Subordinated Promissory Note (the “Promissory Note”) as described under note 13(g). The Promissory Note matured on March 25, 2019 but was extended in accordance with the terms of the Note. The balance of $6.9 million outstanding included principal and interest which accrued from the date of extension at a rate of 1% per month and was repaid in full on June 5, 2019.

Transactions

Marketing, brand research and development and promotional costs totalling $3.1 million for the year ended December 31, 2019, (ten months ended December 31, 2018 - $2.3 million, year ended February 28, 2018 - $1.0 million) were paid to a company controlled by a shareholder, officer and director of the Company. At December 31, 2019, the Company owed a balance of $0.3 million (December 31, 2018 - $0.3 million) relating to services under this contract.

Land lease costs related to our Bridge Farm operations, at an annual amount of £600,000, were paid to a family member of a former executive officer.

Consulting services were provided to the Company by an officer, including services related to private placements completed. For the year ended December 31, 2019, consulting and commission expenses totalled nil (ten months ended December 31, 2018 - $1.5 thousand, year ended February 28, 2018 - $399.3 thousand).

The Company has two contracts with companies in which an officer (who is not considered a member of key management) of the Company maintains influence. The contracts relate to research and development services being provided to the Company and its ability to access and license certain strains of cannabis for research purposes. For the year ended December 31, 2019, the fees paid totaled $334.5 thousand (ten months ended December 31, 2018 - $229.4 thousand, year ended February 28, 2018 - $97.6 thousand). At December 31, 2019, the Company owed a balance of $60 thousand (December 31, 2018 - $19 thousand) relating to services under these contracts.

A member of the Board of Directors is a partner at a law firm which provides legal services to the Company. For the year ended December 31, 2019, professional fees totalling $3.9 million (ten months ended December 31, 2018 - $0.6 million, year ended February 28, 2018 - $0.2 million) were incurred for services provided by this firm. At December 31, 2019, the Company owed $0.4 million (December 31, 2018 - $0.3 million) relating to various corporate matters and financings.

During the year ended December 31, 2019, the Company entered into an agreement with an employee to acquire certain equipment for $0.9 million.

During the ten months ended December 31, 2018, the Company forgave $5 thousand in debt owed by a former officer of the Company.

During the ten months ended December 31, 2018, a now former officer of Sundial was paid $7 thousand with respect to accommodations for staff housing (year ended February 28, 2018 - $6 thousand). Included in the asset impairment for the year ended February 28, 2018, was $75 thousand related to farm and shop equipment that was previously purchased from the same officer.

During the ten months ended December 31, 2018, a now former member of the Board of Directors provided consulting services to the Company for which she was paid nil (year ended February 28, 2018 - $29.6 thousand). In addition, director fees of nil and $60.0 thousand were paid during the respective periods. The Company also forgave $20.0 thousand in debt owed by this former member of the Board of Directors. This director resigned from the Board effective January 15, 2018.

All transactions were conducted at the exchange amount agreed to between related parties.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

b)	Compensation of key management personnel

The Company considers directors and officers of the Company as key management personnel.

	Year ended December 31 2019	Ten months ended December 31 2018	Year ended February 28 2018
Salaries and short-term benefits	3,295	1,237	320
Share-based compensation	23,715	2,414	4,173

	27,010	3,651	4,493

As at December 31, 2019, $nil (December 31, 2018 - $367 thousand) was owed to the Company from key management personnel.

28.	Capital management

The Company defines its capital as its shareholder’s equity and debt. Except as otherwise disclosed in these consolidated financial statements, there are no restrictions on the Company’s capital. The Company’s objectives with respect to the management of capital are to:

•	Maintain financial flexibility in order to preserve its ability to meet financial obligations;

•	Deploy capital to provide an appropriate investment return to its shareholders; and,

•	Maintain a capital structure that allows various financing alternatives to the Company as required.

The Company is an early-stage company and has accumulated significant losses. Furthermore, the Company and certain of its subsidiaries have a limited operating history and a history of negative cash flow from operating activities. During the year ended December 31, 2019, the Company sourced the capital and liquidity to advance its strategic growth initiatives by way of the following capital transactions:

•	Completed an initial public offering of 11 million common shares for gross proceeds of $189.5 million (note 19b);

•	Entered a $115 million Term Debt Facility (note 13c) to fund the acquisition of Bridge Farm (note 5a), repay Bridge Farm debt and fund capital expenditures in the UK;

•	Issued $93.2 million of Senior Convertible Notes which were converted into common shares following the initial public offering (note 14);

•	Converted $21.2 million and USD$2.5 million principal number of convertible notes into equity units consisting of 6.2 million common shares and 3.6 million warrants (note 19) and;

•	Entered into a new $90 million Syndicated Credit Agreement whereby a portion of the proceeds were used to repay all amounts outstanding under the Credit Facilities (note 13).

As disclosed in note 1, the Company’s ability to continue as a going concern is dependent upon its ability to raise additional capital, continued support from its lenders, its ability to successfully obtain or maintain licenses to produce and sell cannabis, its ability to achieve sustainable revenues and profitable operations and, in the meantime, its ability to obtain the necessary financing to meet its obligations and repay its liabilities when they become due.

29.	Commitments and contingencies

(a)	Commitments

The Company has entered into certain supply agreements to provide dried cannabis and cannabis products to third parties. The contracts require the provision of various amounts of dried cannabis on or before certain dates. Should the Company not deliver the product in the agreed timeframe, financial penalties apply which may be paid either in product in-kind or cash. Under these agreements, the Company has accrued financial penalties payable as at December 31, 2019 of $1.5 million (December 31, 2018 - $3.3 million).

Commitments related to the license agreement with Pathway and Sun 8 have been disclosed in note 5(c) and note 11 respectively.

Under employment agreements with certain management personnel, the Company has commitments to those management personnel in the event of termination of employment.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

(b)	Contingencies

From time to time, the Company is involved in various claims and legal actions which occurred in the ordinary course of operations, the losses from which, if any, are not anticipated to be material to the financial statements.

30.	Subsequent events

COVID-19

The global impact of COVID-19 has resulted in significant declines in global stock markets and has contributed to a great deal of uncertainty as to the health of the global economy over the next 12 to 18 months. The Company has implemented several new pandemic-related procedures and protocols at its facilities, including enhanced screening measures, enhanced cleaning and sanitation processes and frequency, encouraging social distancing measures and directing employees to work from home if possible. The Company believes that it can maintain safe operations with these pandemic-related procedures and protocols in place.

The impact of COVID-19 is likely to have a negative impact on the Company’s ability to raise financing in the near future or on terms favourable to the Company. The potential impact that COVID-19 will have on the Company’s business or financial results cannot be reasonably estimated at this time. However, any shutdowns requested or mandated by government authorities in response to the outbreak of COVID-19 that may affect the Company, its suppliers, distribution channels or customers may have a material impact to the Company’s planned operations.

Discontinued operations

On February 22, 2019, the Company, through its wholly owned subsidiary, Sundial UK Limited, signed a Sale and Purchase Agreement to acquire all the issued and outstanding shares of Bridge Farm. The acquisition closed on July 2, 2019. Bridge Farm was acquired to expand the Company’s business to cannabidiol (“CBD”) extraction and production, subject to certain regulatory, licensing and other restrictions, to launch CBD sales in the United Kingdom. At December 31, 2019, the Company recorded a goodwill impairment based on significant delays and uncertainties in the licensing and regulatory framework in the United Kingdom. As part of the negotiations with the Company’s senior lenders regarding a December 31, 2019 covenant breach and restructuring of its credit agreements, the Company was required to enter into a definitive sale and purchase agreement related to the sale of Bridge Farm.

On May 15, 2020, the Company entered into an agreement to sell all of the outstanding shares of Bridge Farm to a company affiliated with the former management sellers that were parties to the original acquisition (the “Bridge Farm Purchaser”) in exchange for (i) the assumption by the Bridge Farm Purchaser of $45 million of the total $115 million principal amount outstanding under the Term Debt Facility (thereby reducing the Company’s obligations thereunder to $70 million), (ii) the assumption by the Bridge Farm Purchaser of contingent consideration liabilities related to the additional share obligation and remaining earn out obligation under the original Bridge Farm acquisition agreement dated July 2, 2019, and (iii) the cancellation of approximately 2.7 million Sundial common shares (value of $3.0 million), representing all of the shares currently held by the management sellers of Bridge Farm issued in connection with the original acquisition of Bridge Farm by the Company in 2019 (collectively, the “Bridge Farm Disposition”). The sale of Bridge Farm closed on June 5, 2020. The Company recorded a loss on disposition of Bridge Farm of $15.0 million.

The Bridge Farm operations comprised the Company’s entire Ornamental Flower segment located in the United Kingdom. The Ornamental Flower segment was not previously classified as held-for-sale or as a discontinued operation as it was not highly probable that the carrying amount of the disposal group would be recovered through a sale transaction rather than through continuing use. The comparative statement of loss and comprehensive loss and statement of cash flows has been recast to separately present discontinued operations from continuing operations. With the disposition of the Ornamental Flower segment, the Company no longer has multiple segments. Accordingly, the Cannabis operations in Canada comprise the entire operations of the Company.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

Assets and liabilities of discontinued operations

As at	Note	December 31, 2019
Cash and cash equivalents		2,436
Accounts receivable	7	5,275
Biological assets	8	2,421
Inventory	9	731
Property, plant and equipment	10	86,706
Intangible assets	5,11	25,178
Goodwill	5	11,440
Accounts payable and accrued liabilities	12	10,742
Contingent consideration	5(a)	32,501
Lease obligations	16	15,206
Deferred tax liability	18	3,365

Results of discontinued operations

	Note	Year ended December 31 2019	Ten months ended December 31 2018	Year ended February 28 2018
Gross revenue	21	12,298	—	—
Excise taxes		—	—	—

Net revenue		12,298	—	—
Cost of sales		9,426	—	—

Gross margin before fair value adjustments		2,872	—	—
Change in fair value of biological assets		386	—	—

Gross margin		3,258	—	—

General and administrative	22	5,515	—	—
Sales and marketing	22	820	—	—
Depreciation and amortization		3,482	—	—
Foreign exchange loss (gain)		(1,779)	—	—
Share-based compensation	20	826
Goodwill impairment	5(b)	100,305	—	—

Loss from operations		(105,911)	—	—

Transaction costs		(1,588)
Finance costs	23	(3,982)	—	—
Loss on contingent consideration	17	(18,645)	—	—
Gain on investment		165
Gain on disposition of PP&E		13

Loss before income tax		(129,948)	—	—
Income tax recovery	5(c),18	1,017	—	—

Net loss from discontinued operations		(128,931)	—	—

Syndicated Credit Agreement

At March 31, 2020, the Company was not in compliance with the senior funded debt to EBITDA ratio covenant under its Syndicated Credit Agreement, which caused a cross-default under the Term Debt Facility. As a result, as at March 31, 2020, the full principal amount of the Syndicated Credit Agreement and the Term Debt Facility continued to be classified as current liabilities on the Company’s consolidated statement of financial position.

On April 15, 2020, the Company and its senior lenders agreed to amend the terms of the waiver by extending the date required to enter into a definitive purchase agreement related to the sale of Bridge Farm to April 30, 2020, and on May 1, 2020, the date was extended to May 11, 2020. On May 12, 2020, the Company announced that the previously extended waiver expired, however, on May 14, 2020, the Company obtained a new waiver for the December 31, 2019 covenant breach as described below.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

On May 14, 2020, the Company obtained a waiver under the Syndicated Credit Agreement for the December 31, 2019 interest coverage ratio covenant breach, the March 31, 2020 senior funded debt to EBITDA ratio covenant breach and any corresponding breaches of the Term Debt Facility. Under the terms of the waivers, the Company agreed that on or before June 1, 2020 it would (i) execute an amended and restated credit agreement under its Syndicated Facility, (ii) execute a refinancing transaction under its Term Debt Facility, (iii) execute an intercreditor agreement, and (iv) close the sale of Bridge Farm.

On June 1, 2020, the Company’s senior lenders amended the terms of the May 14, 2020 waivers and agreements extending the required completion of defined milestones to June 5, 2020.

On June 5, 2020, the Company entered into an amended and restated credit agreement, executed a refinancing transaction under its Term Debt Facility, executed an intercreditor agreement and closed the sale of Bridge Farm. The amended and restated credit agreement includes a waiver for the Company’s March 31, 2020 covenant non-compliance, elimination of financial covenants other than a minimum cash balance covenant of $2.5 million until December 31, 2020 or later and a covenant requiring the Company to raise capital of US$10 million by December 1, 2020. Additionally, principal repayments of $2.1 million per quarter have been rescheduled to commence on September 30, 2020.

At September 30, 2020, the Syndicated Credit Agreement contained certain financial covenants to maintain:

(i) The Company must maintain a minimum unrestricted cash balance of $2.5 million;

(ii) A senior funded debt to EBITDA ratio (the aggregate amount of all debt excluding accrued liabilities, taxes, subordinated debt and debt arising pursuant to the Bridge Farm Guarantee (guarantee of the seller’s obligations granted by the borrower pursuant to the Bridge Farm sale and purchase agreement), divided by earnings before interest, taxes, depreciation, non-recurring extraordinary losses, any other unusual or non-recurring expenses and losses attributable to minority Equity interests) as at March 31, 2021 (December 31, 2020 if the aggregate unconverted principal amount of the Unsecured Convertible Notes is less than US$5.0 million) and as at the end of every fiscal quarter thereafter; and

(iii) A fixed charge coverage ratio at March 31, 2021 (December 31, 2020 if the aggregate unconverted principal amount of the Unsecured Convertible Notes is less than US$5.0 million) and as at the end of every fiscal quarter thereafter.

At September 30, 2020, the Company was in compliance with all financial covenants under the Syndicated Credit Agreement. Based on the Company’s most recent financial projections, management is forecasting that the Company will be in violation of the Syndicated Credit Agreement senior funded debt to EBITDA covenant at December 31, 2020 (note 1).

Term Debt Facility

At March 31, 2020, the Company was in compliance with all financial covenants under the Term Debt Facility. At March 31, 2020, the Company was not in compliance with the senior funded debt to EBITDA ratio covenant under its Syndicated Credit Agreement. As a result, as at March 31, 2020, the full principal amount of the Syndicated Credit Agreement and the Term Debt Facility were classified as current liabilities on the Company’s consolidated statement of financial position.

On May 14, 2020, the Company obtained a waiver under the Syndicated Credit Agreement for the December 31, 2019 interest coverage ratio covenant breach, the March 31, 2020 senior funded debt to EBITDA ratio covenant breach and any corresponding breaches of the Term Debt Facility.

On June 5, 2020, the Company entered into a restructuring and novation agreement (the “Restructuring and Novation Agreement”) and a securities restructuring agreement (the “Securities Restructuring Agreement”) whereby $45.0 million of principal from the Term Debt Facility was assigned to the Bridge Farm Purchaser and the remaining $73.2 million of principal plus accrued interest was extinguished and replaced with $73.2 million senior second lien convertible notes of the Company.

Secured Convertible Notes

On June 5, 2020, in connection with the Restructuring and Novation Agreement, the Company entered into the Securities Restructuring Agreement, pursuant to which the $73.2 million balance of the Term Debt Facility was extinguished and replaced with $73.2 million senior second lien convertible notes (the “Secured Convertible Notes”), convertible into common shares at an initial price of US$1.00 per common share. The Company also issued common share purchase warrants to acquire up to 17.5 million common shares at an exercise price of US$1.00 per warrant and common share purchase warrants to acquire up to 17.5 million common shares at an exercise price of US$1.20 per warrant (the “Secured Convertible Note Warrants”).

The Secured Convertible Notes mature on June 5, 2022 and do not bear interest, except upon the occurrence of defined triggering events. The Secured Convertible Notes are secured by a second priority lien on the assets and property of the Company.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The Secured Convertible Notes can be converted into common shares at any time after the earlier of the date upon which the indebtedness under the Unsecured Convertible Notes is less than US$3.0 million and February 1, 2021 (the “Threshold Date”). Beginning on the Threshold Date, up to $10 million of principal can be converted into common shares per month at an alternate conversion price equal to the lower of (i) the applicable conversion price in effect on such conversion date, and (ii) the greater of (a) US$0.1624 and (b) 92% of the volume weighted average price of the Company’s common shares during the eight consecutive trading day period ending and including the date of delivery of the conversion notice. The Secured Convertible Notes and related warrants do not permit the holder to have beneficial ownership of the outstanding common shares in excess of 9.99%.

The conversion or exercise price, as applicable, is subject to full ratchet antidilution protection upon any subsequent transaction at a price lower than the price then in effect and standard adjustments in the event of any share split, share dividend, share combination, recapitalization or other similar transaction. If the Company issues, sells or enters into any agreement to issue or sell, any variable rate securities, the investors have the additional right to substitute the variable price (or formula) of such securities for the conversion or exercise price, as applicable.

The Secured Convertible Notes have been designated as Fair Value Through Profit or Loss (“FVTPL”).

Unsecured Convertible Notes

On June 5, 2020, in connection with the debt restructuring transactions, the Company entered into a securities purchase agreement providing for the sale of a new series of unsecured senior subordinated convertible notes (the “Unsecured Convertible Notes”) in the aggregate principal amount of US$18.0 million, convertible into common shares at any time at the option of the holder at an initial conversion price of US$1.00, and common share purchase warrants to acquire up to 14.5 million common shares at an initial exercise price of US$0.9338 per common share (the “Unsecured Convertible Note Warrants”). In connection with the securities purchase agreement, placement agents for the offering were issued common share purchase warrants to acquire up to 1,080,000 common shares at an exercise price of US$1.00 per common share (the “Agent Warrants”).

The Unsecured Convertible Notes mature on June 5, 2022 and do not bear interest, except upon the occurrence of defined triggering events.

The Unsecured Convertible Notes can be converted into common shares at any time after July 16, 2020 which was the date of effectiveness of the Company’s F-1 registration statement. Beginning on July 16, 2020, up to US$4.0 million of principal can be converted into common shares per month at an alternate conversion price equal to the lower of (i) the applicable conversion price in effect on such conversion date, and (ii) the greater of (a) US$0.1624 and (b) 88% of the lowest volume weighted average price of the Company’s common shares during the five consecutive trading day period ending and including the date of delivery of the conversion notice. The Unsecured Convertible Notes and related warrants do not permit the holder to have beneficial ownership of the outstanding common shares in excess of 9.99%.

The conversion or exercise price, as applicable, is subject to full ratchet antidilution protection upon any subsequent transaction at a price lower than the price then in effect and standard adjustments in the event of any share split, share dividend, share combination, recapitalization or other similar transaction. If the Company issues, sells or enters into any agreement to issue or sell, any variable rate securities, the investors have the additional right to substitute the variable price (or formula) of such securities for the conversion or exercise price, as applicable.

From July 1, 2020 to October 8, 2020, US$17.2 million aggregate principal of the Unsecured Convertible Notes was converted into common shares at a weighted average exercise price of US$0.2396 resulting in the issuance of 71.7 million common shares.

The Unsecured Convertible Notes have been designated as FVTPL.

Secured Convertible Note Warrants

The Secured Convertible Note Warrants were issued on June 5, 2020 and expire 36 months from the date of issuance. The Secured Convertible Note Warrants can be converted into common shares at any time after the earlier of the date upon which the indebtedness under the Unsecured Convertible Notes is less than US$3.0 million and February 1, 2021. In certain circumstances, the Secured Convertible Note Warrants are subject to forced exercise provisions whereby the Company can force exercise should the volume weighted average price of the Company’s common shares exceed US$2.00.

Unsecured Convertible Note Warrants

The Unsecured Convertible Note Warrants were issued on June 5, 2020, are immediately exercisable, and expire 42 months from the date that the underlying common shares become freely tradeable, which was July 16, 2020. In certain circumstances, the Unsecured Convertible Note Warrants are subject to forced exercise provisions whereby the Company can force exercise should the volume weighted average price of the Company’s common shares exceed US$2.8014.

Agent Warrants

The Agent Warrants were issued on June 5, 2020, are immediately exercisable, and expire on June 5, 2025. The Agent Warrants do not permit the holder to have beneficial ownership of the outstanding common shares in excess of 4.99%.

Sundial Growers Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019

(Expressed in thousands of Canadian dollars, except where otherwise noted)

August 2020 Offering

On August 18, 2020, the Company issued (i) 25,820,000 Series A Units (the “Series A Units”), each consisting of one common share and one Series A Warrant (collectively, the “Series A Warrants”) to purchase one common share, and (ii) 14,280,000 Series B Units (the “Series B Units” and together with the Series A Units, the “Units”), each consisting of one pre-funded Series B Warrant (the “Series B Warrants” and together with the Series A Warrants, the “August 2020 Warrants”) to purchase one common share and one Series A Warrant, to the new investors in a registered offering. Each Series A Unit was sold at a price of US$0.50 per Series A Unit and each Series B Unit was sold at a price of US$0.50 per Series B Unit minus US$0.0001, with the remaining exercise price of each Series B Warrant equaling US$0.0001 per common share. Sundial’s gross proceeds from the offering were approximately US$20 million, before deducting underwriting discounts and estimated offering expenses. The August 2020 Warrants were immediately exercisable and have a term of five years commencing on August 18, 2020. The exercise price of the Series A Warrants was initially US$0.75 per common share, subject to customary anti-dilution adjustments. As of the date of these consolidated financial statements, all of the Series B Warrants have been exercised. As of the date of these consolidated financial statements, the outstanding Series A Warrants are exercisable for 40,100,000 common shares.

Share Capital

Common shares were issued during 2020 in connection with the following transactions:

•	158,022 common shares were issued in connection with the earn-out payment terms for the sellers of Bridge Farm.

•	As part of the consideration for the Bridge Farm Disposition, 2.7 million common shares were returned to the Company and cancelled.

•	14,956 common shares were issued for the exercise of employee RSUs.

•

From July 1, 2020 to October 8, 2020, $17.2 million aggregate principal of Unsecured Convertible Notes was converted into common shares at a weighted average price of US$0.2396 resulting in the issuance of 71.7 million common shares.

•	In August 2020, the Company issued 25.8 million common shares in connection with the August 2020 Offering.

•	In August 2020, the Company issued 14.3 million common shares upon the conversion of the Series B Warrants in connection with the August 2020 Offering.

•	In October 2020, the Company issued 7.1 million common shares for proceeds of $1.6 million under its at-the-market program.

As at October 8, 2020 a total of 223.5 million common shares were outstanding.